2008 ANNUAL REPORT

INVESTMENT FUNDAMENTALS

MEMC®

TECHNOLOGY IS BUILT ON US

The patent for the first integrated circuit was applied for in 1959. That same year, MEMC was formed and has been a pioneer in the design and development of wafer technologies ever since. MEMC's rich history includes many firsts, including being the first to develop Chemical-Mechanical Polishing, commercial epitaxial wafers, commercial 100mm and 200mm wafers, high-purity granular polysilicon, MDZ® thermal processing and PerfectSilicon™, to name a few. MEMC holds hundreds of worldwide patents on silicon products and processes and has hundreds more pending.

In 2007, MEMC began shipping its first 156mm wafers to the solar industry. Today, MEMC is a global leader in the manufacture and sale of wafers and related intermediate products to both the semiconductor and solar industries, and continues to remain at the forefront of technology innovation with advanced manufacturing capabilities around the world.

After more than 50 years, MEMC remains committed to delivering the highest-quality products to our customers worldwide.

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Novara, Italy – The Novara, Italy plant is the MEMC site for wafer production and epitaxial deposition in Europe. Wafering started at this plant in 1976.

Merano, Italy – MEMC's Merano, Italy facility is one of two facilities in MEMC's factory network that produces polysilicon. Silicon research began at the plant in 1961, and a pilot line started in 1968. In 1976, industrial production began for polysilicon and crystal growth. In recent years, MEMC has been expanding polysilicon capacity at this site, and much of the company's future polysilicon expansion is planned here.

MEMC®

A GLOBAL LEADER IN SOLAR AND SEMICONDUCTOR MARKETS

Hsinchu, Taiwan – To better serve the growing Taiwanese semiconductor market, a joint venture in Taiwan was formed between MEMC, China Steel Corporation and others. Now owned by MEMC, this has been the site of MEMC's most recent 300mm capacity expansion activities.

Kuala Lumpur, Malaysia – The manufacturing site in Kuala Lumpur, Malaysia was MEMC's first location in the Asian semiconductor market.

Singapore – This site is the Asia-Pacific headquarters for MEMC.

Utsunomiya, Japan – MEMC's Utsunomiya plant, located approximately 100km north of Tokyo, manufactures state-of-the-art 300mm polished and epitaxial silicon wafers for many of the world's top device manufacturers. The Utsunomiya plant was built in 1986 and in 1998 MEMC added a 300mm Center of Excellence.

Sherman, Texas – Dedicat
this is the newest facility to
by MEMC. This facility is
focused on crystal growth a
and 200mm wafering.

Pasedena, Texas – MEM
facility is the world's only
production site of granular p
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traditional "chunk" polysi

Chonan, South Korea – Located approximately 80km south of Seoul, MEMC's joint venture with Samsung Electronics Company serves the important Korean semiconductor market. The JV is 80% owned by MEMC.

St. Peters, Missouri: World Headquarters – The St. Peters campus was built in 1959 by MEMC (formerly Monsanto Electronic Materials Company). This facility housed the first merchant manufacturer of silicon wafers in the world, with the first wafers produced being approximately half an inch in diameter. Originally just a few acres in size, the facility now occupies 185 acres. This facility, located approximately 30 miles west of St. Louis, is MEMC's corporate and R&D headquarters, and produces 100mm, 125mm, 150mm, 200mm and 300mm single-crystal CZ silicon and 100mm, 125mm, 150mm, 200mm polished and epitaxial CZ silicon wafers.



BUSINESS PROFILE

MEMC is a global leader in the manufacture and sale of wafers and related products to the semiconductor and solar industries. Wafers are literally the foundation upon which virtually all of the world's semiconductors and solar cells are built. Those semiconductors and solar cells, in turn, are the building blocks for the $1 trillion electronics market (cell phones, computers, PDAs, CD/DVD players, satellite and automotive electronics, etc.) and the $20 billion solar cell/module market (rooftop, solar farms, consumer lighting, etc.). MEMC has been a pioneer in the design and development of wafer technologies since 1959, and operates facilities in the U.S., Europe and Asia Pacific. MEMC's common stock is listed on the New York Stock Exchange under the symbol "WFR" and is included in the S&P 500 Index.

2008 HIGHLIGHTS

- Crossed the $2 billion mark in total revenue for the first time, and achieved the $1 billion milestone in sales to the solar market;
- Increased gross and operating profit dollars while maintaining associated margin levels greater than 50% and 42%, respectively;
- Continued to generate strong cash flows with operating and free cash flow (operating cash flow minus capital expenditures) of 32% and 17% of sales, respectively;
- Increased polysilicon capacity to 8,000 metric tons per year and 300 millimeter wafer capacity to approximately 450,000 wafers per month; and
- Grew cash and investment balances[1] to over $1.4 billion, while repurchasing $321 million worth of shares under our stock repurchase program and maintaining virtually no debt.

FINANCIAL HIGHLIGHTS

(in millions, except per share amounts)

Year ended December 31,	2008	2007	2006	2005	2004	2003	CAGR
Net Sales	$2,004.5	$1,921.8	$1,540.6	$1,107.4	$1,028.0	$781.1	21%
Gross Margin	1,004.8	1,000.5	689.0	366.5	369.4	232.8	34%
Operating Income	853.2	849.9	558.3	257.0	260.5	142.6	43%
Net Income (GAAP)*	387.4	826.2	369.3	249.4	226.2	116.6	27%
Net Income (non-GAAP, excluding warrants)*	743.7	753.9	456.6	214.8	165.5	130.8	42%
EPS (GAAP)	1.69	3.56	1.61	1.10	1.02	0.53	26%
EPS (non-GAAP, excluding warrants)	3.25	3.25	1.99	0.95	0.74	0.63	39%
Cash Flows from Operating Activities	640.5	917.2	527.8	321.0	258.0	98.7	45%
Free Cash Flow[2]	337.3	640.8	379.4	158.3	112.2	31.3	61%
Net Cash Per Share[3]	6.17	5.58	2.40	0.44	(0.30)	0.00	
Return on Assets[4]	26%	32%	31%	20%	19%	20%	

1. Cash and investments in this annual report refers to cash, cash equivalents and short- and long-term investments.
2. Cash flows from operating activities minus capital expenditures.
3. Cash, cash equivalents and investments minus debt, per share.
4. Non-GAAP net income divided by average of beginning and ending total assets, excluding warrant benefit/impact.
** Please see non-GAAP reconciliation table on page 56.*
Compound Annual Growth Rate (CAGR) calculated using 2003-2008 data shown.



On the cover: A semiconductor wafer with its distinctive notch is visible in this representation of MEMC's long semiconductor wafer history and its entry into, and growth in, the burgeoning solar market.


START WITH
ATTRACTIVE MARKETS

SEMICONDUCTOR

- ~$11B Wafer Market
- Steady Long-Term Growth
- CAGR > 10% Since '77

Wafers are the foundation upon which semiconductors are built. These semiconductors, in turn, power the $1 trillion electronics market. Because of the advancements in technology and the worldwide proliferation of electronic devices over the last 30 years, the semiconductor wafer industry has shipped, on average, approximately 10% more units every year, growing in tandem with semiconductor device shipments. These wafers are adding increasing value to device makers and can help them reduce their costs while also allowing them to improve the devices they build by holding more memory, performing faster or having longer battery life. In order to enable these advancements, industry leaders need to have asset-efficient strategies to generate the cash to invest in next-generation technologies. On this score, in recent years, MEMC has been unmatched. Due to these industry dynamics, over the years, the number of suppliers in the industry has been reduced from dozens before 1990 to about six today.

SOLAR

- ~$8B Wafer Market
- Fast Growth
- CAGR > 40% Since '99

Similar to semiconductor applications, silicon wafers are also the foundation for most solar cells. These solar cells are grouped together to form solar modules. According to the National Renewable Energy Laboratory, the amount of solar energy hitting the earth in less than one day is greater than the energy represented by all of the crude oil remaining in the ground. Yet, less than 1% of the energy we use comes from this clean, renewable energy source because the cost is not always competitive with the cost of buying from the local power utility. Enter MEMC. Our cost-efficient, vertically integrated position enables us to offer customers pricing road maps that could allow them to achieve grid parity without government subsidies. In 2008, which was only our second year selling solar wafers, our sales of wafers and related products to this industry exceeded $1 billion.



POSITION THE COMPANY TO WIN

SELF-FUNDING BUSINESS MODEL

MEMC strives to deliver an industry-leading return on our assets and to maximize our return on each dollar spent. In 2008, MEMC was once again successful, posting a non-GAAP return on assets of over 25%. Combined with strong working capital management, this yielded high operating cash flow, which is essential for a self-funding business model in an asset-intensive industry. MEMC's asset efficiency has allowed us in recent years to invest an average of less than 15% of sales into capex, thereby yielding high levels of free cash flow. This cash flow generation, in turn, has allowed us to build a cash and investment balance of more than $1.4 billion, or the equivalent of more than $6 for each MEMC share. This 'excess cash' allows us to continue our practice of returning value to shareholders in the form of share repurchases, as well as positions us well to capitalize on strategic acquisitions or other opportunities in the future should they present themselves.

BARRIERS TO ENTRY

The wafer industry is very capital intensive, particularly with regard to semiconductor wafers. As wafers become more advanced in size and specification, more customized for each customer and begin to utilize advanced materials, there are fewer competitors that are capable of competing in this asset-intensive and technologically advanced business. For each new diameter that is introduced, there is a significant amount of capital investment required. For each new design node and for the development and manufacturing of new materials products, there is more investment required, and to be most efficient and be vertically integrated in making ultra-pure polysilicon, there is even more investment required. This environment favors MEMC, which has consistently generated cash flows and profits in spite of these required investments. It has been too much, however, for many competitors. As a result, the number of wafer suppliers in the industry has been reduced from dozens prior to 1990, to about ten entering this decade and to six today. We expect this trend to continue.


FOCUS ON GROWTH

ENABLING TECHNOLOGY

The self-funding business model discussed on the previous page allows MEMC to continue to invest and remain at the forefront of technology innovation with advanced manufacturing capabilities and a suite of process technologies including alternate materials. These new materials solutions – like MEMC's patented PerfectSilicon and Silicon on Insulator (SOI) – can enable products or devices that are capable of holding more memory, perform faster, generate less heat or have longer battery life.

BROAD PRODUCT PORTFOLIO

In addition to competing on the basis of product quality, consistency, price and customer service, MEMC also competes on the basis of technical innovation, product range and availability. MEMC's product portfolio is currently the broadest in the company's history. Today, we offer wafer solutions to the semiconductor industry in various diameters (ranging from 100mm to 300mm), types (polished, epitaxial, test-monitor), engineered for specific design nodes (as small as 32 nanometers and shrinking), crystal improvements (oxygen control, defect-free substrate, annealing, etc.), wafering improvements (nanotopography, 1mm-edge exclusion) and materials improvements (SOI, strained silicon, strained SOI). In 2007, MEMC broadened its product portfolio to include wafers for the solar industry. This diversification has added growth and should further reduce volatility in our revenue and profit base.

DEMONSTRATE PERFORMANCE



$2,100
+21% CAGR
$1,800
$1,500
$1,200
$900
$600
03 04 05 06 07 08
($ in millions)

REVENUE TOPS $2 BILLION

In 2008, MEMC continued to grow revenue despite a difficult market environment with total revenue crossing the $2 billion mark for the first time. Helping to fuel this growth were MEMC's sales to the solar market, which crossed the $1 billion mark in 2008. Over the last six years, MEMC's sales have grown at a compound growth rate of over 20% per year.



$875
+43% CAGR
$700
$525
$350
$175
0
03 04 05 06 07 08
($ in millions)

OPERATING PROFIT CONTINUES TO EXPAND

With revenue continuing to grow in 2008, and MEMC leveraging operating expenses, operating profit continued to grow. Over the last six years, operating profits have grown at a compound growth rate of 43% per year, more than double the rate of revenue growth.



$650
+61% CAGR
$520
$390
$260
$130
0
03 04 05 06 07 08
($ in millions)

FREE CASH FLOW REMAINS STRONG AT 17% OF SALES

Our ability to run a strongly profitable business and generate positive cash flow, even after adequately spending on the R&D and capital projects that will fuel our future growth, is a significant advantage that differentiates MEMC from many of our competitors. In 2008, MEMC generated operating cash flow of over $640 million and free cash flow, which is operating cash flow minus capital expenditures, of over $335 million. That is equal to approximately 17% of sales.



$1,450
$1,050
$650
$250
-$150
03 04 05 06 07 08
Cash
Debt
($ in millions)

CASH AND INVESTMENTS GREW TO OVER $1.4 BILLION

MEMC's balance sheet is very strong, with cash and investments growing to over $1.4 billion and the company maintaining virtually no debt. Our cash and investments, net of debt, are equal to over $6 for every MEMC share. Our net cash[1] position has continued to strengthen, despite the R&D and capital spending mentioned above, as well as an additional $400 million spent to return value to shareholders in the form of stock repurchases over the last two years.

1. Net cash is equal to cash, cash equivalents and investments minus debt.



It's fundamental – MEMC has shown consistent growth through varying market conditions


John Marren
Chairman of the Board
Marshall Turner
Interim Chief Executive Officer

Dear Shareholders,

On behalf of our Board of Directors and our 4,600 employees, thank you for your investment in MEMC.

As many of you know, in addition to his duties as an MEMC Board member, three months ago Marshall Turner became a full-time employee of MEMC, assuming the position of Interim CEO. As we look back over our respective careers, we have each been involved with many companies in many leadership and advisory capacities, and we can both say that we are truly proud to be associated with MEMC. As we navigate through this difficult global economic period, there are few companies, in our opinion, that are better positioned to weather the current environment, and potentially emerge a stronger company on the other side.

Earlier in this report we noted a few of the highlights from 2008, which included continued growth in revenue and profits, continued cash generation and a continued strengthening of our balance sheet. As we enter 2009, the overall economy continues to suffer, impacting all industries to differing degrees, and MEMC is not immune to this. We entered this downturn, however, as a well-positioned company with a lean operation, a good cost structure, a self-funding business model, a strong technology base and a very strong balance sheet. Our top priority during Marshall's short tenure has been to ensure the continued integrity and discipline of this strong financial and market position, and to keep us moving swiftly in the right direction. MEMC's business model, focused on the innovation and asset-efficient cost structure that are the key strengths of the company, is the right one for these times. MEMC has had a keen focus on efficiency maximization and on the return from each dollar spent on capital. This has produced the industry-leading profitability and cash flow generation that we have enjoyed over the last six years. Now, as we enter 2009, even in this uncertain environment, our teams are focused on continued cost, yield, and efficiency improvements. We will continue to increase spending in R&D, and our R&D and manufacturing teams will continue to work together to develop the next-generation products that will drive our future growth and focus on our own internal manufacturing processes that will drive further efficiencies.

While it helps to be well positioned, to be truly successful and fully capitalize on that positioning requires strong leadership. In early 2009, MEMC's Board of Directors appointed Ahmad Chatila to be MEMC's new Chief Executive Officer. Ahmad is a highly regarded semiconductor industry veteran with the skills, knowledge and expertise to lead MEMC into its next era of growth. As fellow MEMC shareholders, we could not be more pleased with this selection.

MEMC is a 50-year old technology company competing in a business that rewards technical excellence, close connection to customers and continual product cost reduction. While it is clear that we must contend with a difficult near-term business environment, we believe that MEMC has the right leadership, the right direction and the right strengths to meet the challenges and opportunities of 2009 and beyond.

Marshall Turner
Interim Chief Executive Officer

John Marren
Chairman of the Board

FUNDAMENTAL QUESTIONS
Q&A WITH SENIOR MANAGEMENT

Q. As the newly appointed CEO of MEMC, what are your initial thoughts regarding the company, its position in the marketplace and any changes you might expect to make?



AHMAD CHATILA
President and Chief Executive Officer

A. MEMC is already a strong company with many world-class attributes, such as a tremendous R&D effort. One of my goals is to use my perspective – from 18 years of being an MEMC customer – to leverage these attributes and the company's position in the industry to make MEMC even stronger, becoming the go-to supplier for wafer solutions – whether it be today's leading-edge products or working together with our teams to develop customized solutions to advance our customer's future technologies. If we leverage our market positioning and rich intellectual property portfolio to further strengthen our customer relationships in both semiconductor and solar, I believe we can achieve even greater things in the future. I want to ensure that we capitalize on MEMC's tremendous strengths to bring even greater value to our customers and shareholders.

Q. MEMC currently has approximately $1.4 billion in cash and virtually no debt. What do you plan to do with all of that cash?



KEN HANNAH
Senior Vice President and Chief Financial Officer

A. At MEMC we are proud of our business model and our cash generating abilities. While we are mindful of the current economic environment, we remain focused on finding ways to return value to shareholders. Since our share repurchase plan was implemented in mid 2007, we have repurchased over $430 million worth of shares, and in mid 2008 our Board of Directors authorized a doubling of the plan to $1 billion.

Outside of the repurchase plan, as always, we remain positioned to take advantage of acquisition opportunities that may present themselves in this market, whether they take the form of assets, a factory or business line, or another company. Our cash position and self-funding business model give us great flexibility.

Q. While MEMC is a wafer company, you have also sold some of your polysilicon raw material to the solar market on a "spot" basis. How are you viewing the spot market today?



JOHN KAUFFMANN
Senior Vice President, Sales & Marketing

A. We are not focused on selling polysilicon on the spot market. MEMC was the first merchant manufacturer of wafers 50 years ago, and wafers are still our focus. As we are manufacturing wafers for use in semiconductor and solar applications, we may have more polysilicon raw material than we require. If we do, we can sell that poly opportunistically on the spot market. Our sales to this market have dropped over the past year, with spot sales dropping to 10% of company sales by the fourth quarter of 2008. Although it is nice to have that flexibility, we continue to deemphasize those sales.

FUNDAMENTAL QUESTIONS
Q&A WITH SENIOR MANAGEMENT

Q. What makes the solar market so attractive?



JOHN KAUFFMANN
Senior Vice President, Sales & Marketing

A. The solar market gives us another outlet for our products, and is really a significant new growth engine for the company. MEMC had been making wafers for the semiconductor industry for nearly 50 years, so to extend into the adjacent market of solar wafers was a fairly easy transition, especially given that we are one of the few worldwide producers of the raw polysilicon. Having the ability to sell into the areas of strength is a great asset and has helped enable MEMC to perform much better financially than our traditional semiconductor wafer competitors.

From a market perspective, solar still represents less than 1% of the world's energy supply, so the market opportunity going forward remains significant. After all, energy from the sun is free as long as you can harness it effectively. As we continue to enable our partners to offer increasingly competitive and efficient products, it should enable us to build even stronger customer relationships and garner a larger portion of this new and growing market.

Q. What are you doing to maintain your competitive edge?



SHAKER SADASIVAM
Senior Vice President, Research & Development

A. From its earliest days, MEMC has maintained an R&D-centric philosophy and a culture of innovation. Having 50 years of science and technology behind you is a significant benefit. We use our R&D to develop next-generation products that will drive our future growth, including products like Silicon on Insulator. We are also developing further improvements to today's products that allow our customers to achieve greater efficiencies and performance in a time where that is critical. Our enhanced wafer products such as our patented MDZ and defect-free Perfect Silicon wafers are designed to improve customer yields and save the customer money, something that is certainly top-of-mind in this environment. MEMC also utilizes R&D to develop improvements to our own internal manufacturing process that will drive further efficiencies in our own factories. These optimizing strategies are not only honing our semiconductor operations, but they are also being extended into solar where we have already achieved significant technical advancements as we drive for the long-term efficiencies in solar silicon that customers have come to expect from MEMC.

2008 FINANCIAL SUMMARY

FIVE YEAR SELECTED FINANCIAL HIGHLIGHTS

The following data has been derived from our annual consolidated financial statements, including the consolidated balance sheets and the related consolidated statements of income, cash flows, and stockholders' equity and the notes thereto. The information below should be read in conjunction with our consolidated financial statements and notes thereto including Note 2 related to significant accounting policies.

(in millions, except per share and employment data)	**2008**[1]	2007	2006	2005	2004
Statement of Income Data:					
Net sales	**$2,004.5**	$1,921.8	$1,540.6	$1,107.4	$1,028.0
Gross profit	**1,004.8**	1,000.5	689.0	366.5	369.4
Marketing and administration [2]	**110.8**	111.3	94.9	76.3	71.9
Research and development	**40.8**	39.3	35.8	33.2	38.0
Operating income	**853.2**	849.9	558.3	257.0	260.5
Non-operating (income) expense [3]	**268.2**	(261.9)	(32.2)	4.6	62.0
Net income [4]	**387.4**	826.2	369.3	249.4	226.2
Basic income per share	**1.71**	3.66	1.66	1.17	1.09
Diluted income per share	**1.69**	3.56	1.61	1.10	1.02
Balance Sheet Data:					
Cash, cash equivalents and investments[5]	**1,421.4**	1,329.1	588.2	153.9	92.6
Working capital	**981.6**	1,145.3	641.7	211.4	155.0
Total assets	**2,936.7**	2,887.2	1,765.5	1,148.1	1,028.2
Long-term debt					
(including current portion of long-term debt)	**32.2**	30.9	34.4	39.9	138.7
Stockholders' equity	**2,082.0**	2,035.0	1,166.9	711.3	442.9
Other Data:					
Capital expenditures	**303.2**	276.4	148.4	162.7	145.8
Employees	**4,900**	5,400	5,500	5,400	5,500

1 Includes additional bad debt expense of $4.5 million recorded in the fourth quarter of 2008. See Note 16 to the financial statements.

2 Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment." Stock-based compensation expense recorded to marketing and administration expense was $19.4 million, $25.1 million and $13.1 million in 2008, 2007 and 2006, respectively. Amounts recorded to marketing and administration expense during 2005 and prior years were less than $4 million per year.

3 A loss of $292.5 million and gains of $220.8 million and $18.9 million were recorded to non-operating income in 2008, 2007 and 2006, respectively, due to the mark to market adjustment related to a warrant received from a customer.

4 During 2005, we reversed $67.1 million of valuation allowances related to deferred tax assets. This represented the reversal of all remaining valuation allowances on deferred tax assets. During 2004, we reversed $137.4 million of valuation allowances related to deferred tax assets.

5 Includes $284.7 million and $12.7 million of long-term investments as of December 31, 2008 and 2007, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a vertically integrated, global leader in the manufacture and sale of wafers. Our customers include semiconductor device and solar cell manufacturers. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) for semiconductor applications and 156 millimeter wafers for solar applications. Depending on market conditions, we also sell intermediate products such as polysilicon, silane gas, ingots and scrap wafers to semiconductor device and equipment makers, solar cell and module manufacturers, flat panel and other industries.

Beginning in the third quarter of 2008 and accelerating in the 2008 fourth quarter, the uncertainty in macroeconomic conditions weakened demand for electronics and subsequently wafers for semiconductor applications. This was exacerbated by our customers' inventory reduction efforts. This resulted in reductions in our volumes and pricing pressure on nearly all semiconductor application wafer diameters. The reduction in semiconductor demand led to additional polysilicon and ingots making their way to the solar industry, resulting in downward pricing pressure for solar applications. Overall, we saw a decline in polysilicon revenues as a percent of total revenue in 2008 due to lower volumes as well as a sequential decline in pricing in the fourth quarter of 2008 versus the third quarter of 2008.

Overall, our 2008 sales increased 4% compared to 2007. Gross margins and operating margins remained healthy in 2008 at 50% and 43%, respectively. We continued to generate solid levels of cash from operations and free cash (operating cash less capital expenditures) with minimal debt. As of December 31, 2008, we held over $1.4 billion of cash, cash equivalents and investments. While we believe this positive cash performance positions us well in light of the current illiquidity in the financial markets, the current credit markets has also resulted in some of our investments experiencing other than temporary deteriorations in value.

End market weakness and low order visibility across both semiconductor and solar applications has continued into the 2009 first quarter. Reduced consumer spending, limited access to credit and other effects of the macroeconomic environment weigh on both semiconductor and solar markets. All of this, combined with above-normal inventory levels at semiconductor customers, is resulting in yet another significant sequential reduction in semiconductor wafer demand in the first quarter of 2009. Short term oversupply of polysilicon continues to contribute to pricing pressure on solar products. During February 2009, we amended two of our long-term solar wafer agreements. The aggregate revenues under the agreements for sales in 2009 and aggregate revenues for sales over the remaining term of the contracts remain unchanged, but volume increases and price reductions for 2009 have been effectuated. There were no changes to the requirements for security deposits or letters of credit other than to extend the time to comply fully with the 2009 letter of credit requirement for one of the agreements.

We expect some underutilization of our semiconductor-related property, plant and equipment will continue at least through the first quarter and perhaps longer in 2009. The lower than normal capacity utilization levels will negatively impact our gross margin percentage because of the need to period expense a portion of our fixed costs at these levels. We anticipate our polysilicon facilities will continue to operate within a normal range of production capacity in the near term. During this economic downturn, we continue to evaluate our manufacturing capabilities to identify opportunities that could allow us to reduce our overall manufacturing costs, which could entail reductions or shifting of our plant capacity and reductions in our workforce as considered necessary in the future.

RESULTS OF OPERATIONS

Net Sales

Dollars in millons	**2008**	2007	2006
Net sales	**$2,004.5**	$1,921.8	$1,540.6
Percentage change	**4%**	25%	39%

Our net sales increased by 4% to $2,004.5 million in 2008 from $1,921.8 million in 2007. This increase was driven by increases in product volumes totaling $108.7 million. Volumes for both 156 millimeter and 300 millimeter wafer shipments were up but were offset by decreases in volumes of all other products, including polysilicon. During 2008, sales for solar applications reached $1 billion. The overall increase in net sales was negatively impacted by pricing decreases of $49.5 million, driven by price decreases for semiconductor wafers, which were only partially offset by price increases for 156 millimeter wafers and intermediate products such as polysilicon, silane gas, ingots and scrap wafers. Our 2008 overall wafer average selling prices were approximately 43% lower than the average selling prices for 2007. This was due to a change in product mix, primarily attributable to the increase in 156 millimeter wafer shipments in 2008, which have a lower average selling price per wafer, as well as price decreases for nearly all diameters of semiconductor wafers. Sales of our excess polysilicon raw material amounted to approximately 19% and 22% of total sales in 2008 and 2007, respectively. This percentage is anticipated to continue to decline over time as our wafer sales grow at a faster rate. Polysilicon selling prices for the year were still approximately 15% higher than the average polysilicon selling prices for 2007. We expect short term semiconductor demand to be relatively soft and short-term pricing for solar applications, including intermediate products, to decline.

Our net sales increased by 25% to $1,921.8 million in 2007 from $1,540.6 million in 2006. Increases in volume generated an increase in sales, which was primarily attributable to the introduction of 156 millimeter wafers in 2007 and increases in 300 millimeter wafer shipments. The remaining increase in our sales was due to increases in prices, which were primarily attributable to then existing wafer products and intermediate products. Sales of our excess polysilicon raw material amounted to approximately 22% and slightly less than 19% of total sales in 2007 and 2006, respectively. With the inclusion of prices for 156 millimeter wafers in the calculation of 2007 average selling prices, wafer average selling prices declined approximately 41% in 2007 compared to 2006.

We operate in all the major semiconductor and solar-producing regions of the world, with approximately 76% of our 2008 net sales to customers located outside the United States. Net sales by geographic region for each of the last three years were as follows:

Gross Profit

Dollars in millions	**2008**	2007	2006
Cost of goods sold	**$ 999.7**	$ 921.3	$ 851.6
Gross profit	**1,004.8**	1,000.5	689.0
Gross margin percentage	**50%**	52%	45%

The improvement in gross profit dollars for 2008 of $4.3 million to $1,004.8 million was primarily due to improved volume and mix of 156 millimeter wafers and 300 millimeter wafers, partially offset by pricing declines as described above. The decrease in gross margin percentage is primarily the result of overall price declines across most diameters and decreases in polysilicon and intermediate product volumes, as well as the impact of abnormal costs of approximately $16 million in 2008 due to an adverse annual long-term purchase obligation and unallocated fixed overhead costs. We expect short-term pricing in solar applications including intermediate products to decline.

Our gross profit was $1,000.5 million in 2007 compared to $689.0 million in 2006 and increased as a percentage of sales to 52% from 45%. The increase in gross margin percentage was primarily the result of an improved mix of 156 millimeter wafers, 300 millimeter wafers and polysilicon sales, as well as higher average prices on then existing wafer products and polysilicon sales throughout the year.

Net Sales by Geographic Area

Dollars in millions

2008


U.S.
$489
Europe
$206
Asia Pacific
$1,310

Percent of Change:	
U.S.	6%
Europe	(28)%
Asia Pacific	12%
Total	4%

2007


U.S.
$462
Europe
$285
Asia Pacific
$1,175

Percent of Change:	
U.S.	(11)%
Europe	28%
Asia Pacific	47%
Total	25%

2006


U.S.
$521
Europe
$222
Asia Pacific
$798

Percent of Change:	
U.S.	52%
Europe	18%
Asia Pacific	39%
Total	39%

Marketing and Administration

Dollars in millions	2008	2007	2006
Marketing and administration	**$110.8**	$111.3	$94.9
As a percentage of net sales	**6%**	6%	6%

The decrease in marketing and administration expenses in 2008 versus the prior year was primarily due to a decrease in stock compensation expense of $5.7 million driven by the forfeiture of stock options related to the resignation of our former Chief Executive Officer of $15.5 million, slightly offset by the adjustment of estimated forfeiture rates and new award grants. The change was also due to an additional $5.7 million recorded to our allowance for doubtful accounts compared to the prior year and net favorable legal settlements of $4.3 million, offset by one-time severance expense of $3.2 million.

Marketing and administration expenses were $111.3 million in 2007 compared to $94.9 million in 2006. As a percentage of net sales, marketing and administration expenses remained consistent with 2006, at 6%. In aggregate dollar amounts, marketing and administration fees increased due to increased stock compensation expense of $12.0 million related to new option grants, as well as higher professional fees and increased freight on customer shipments.

Research and Development

Dollars in millions	2008	2007	2006
Research and development	**$40.8**	$39.3	$35.8
As a percentage of net sales	**2%**	2%	2%

R&D expenses consisted mainly of product and process development efforts to increase our capability in the areas of flatness, particles and crystal defectivity. R&D expenditures in 2008 were consistent with the prior year. Our research and development expenses increased to $39.3 million in 2007 compared to $35.8 million in 2006 mainly due to increased raw material and labor costs on next generation products and higher patent-related professional fees.

Non-Operating (Income) Expense

Dollars in millions	2008	2007	2006
Interest expense	**$ 1.8**	$ 1.4	$ 2.4
Interest income	**(46.4)**	(45.0)	(14.6)
Decline (increase) in fair value of warrant	**$292.5**	(220.8)	(18.9)
Other, net	**20.3**	2.5	(1.1)

Interest income mainly relates to returns on cash, cash equivalents and investments. Interest income was higher in 2008 compared to 2007 due to higher average cash, cash equivalent and investment balances throughout the year partially offset by a decline in interest rates. Our interest income of $45.0 million in 2007 was higher compared to $14.6 million in 2006 due to increased returns on higher cash and investment balances.

Decline (increase) in fair value of warrant represents the mark-to-market adjustment for a warrant received from Suntech Power Holdings (Suntech). We recorded a decline in the estimated fair value of the warrant of $292.5 million in 2008 compared to increases of $220.8 million in 2007 and $18.9 million in 2006. The change in the estimated fair value of the warrant is mainly driven by the change in the price of Suntech's ordinary shares, which had a price per share of $11.70, $82.32 and $34.01 at December 31, 2008, 2007 and 2006, respectively.

Other, net expense in 2008 included $14.5 million of other than temporary impairments on our investments.

Income Taxes

Dollars in millions	2008	2007	2006
Income tax expense	**$195.4**	$282.2	$214.8
Income tax rate as a % of income before income taxes	**33%**	25%	36%

In 2008, we recorded income tax expense of $195.4 million representing 33% of income before income taxes and minority interests. The effective rate was 8.0 percentage points higher in 2008 compared to 2007 as a result of the non-taxable loss and income for the mark-to-market adjustment associated with the Suntech warrant for 2008 and 2007, respectively. This increase in the effective rate was partially offset by the decrease to the reserve for uncertain tax positions of $44.0 million, including related interest, reducing income tax expense by $29.5 million and increasing income taxes payable by $14.5 million, due to the closure of the Internal Revenue Service examination in the United States of the 2004 and 2005 audit years, as well as earnings generated by foreign subsidiaries whose earnings are being permanently reinvested abroad and taxed at lower rates. Certain of our Asian subsidiaries have been granted a concessionary tax rate of between 0% and 10% on all qualifying income for a five year period based on investments in certain machinery and equipment and other development and expansion activities, resulting in a tax benefit for 2008 of approximately $37.0 million. Under the awards, the income tax rate for qualifying income will be taxed at an incentive tax rate lower than the corporate tax rate. The last of these incentives are scheduled to expire in 2012.

In 2007, we recorded income tax expense of $282.2 million representing 25% of income before income taxes and minority interests. The decrease in the overall tax rate in 2007 from 2006 was related primarily to the non-taxable gain on the fair value of the Suntech warrant as well as a reduction in the effective tax rate as a result of an increase in earnings generated by foreign subsidiaries whose earnings are being permanently reinvested and taxed at lower rates.

FINANCIAL CONDITION

Cash and cash equivalents increased $129.0 million from $859.3 million at December 31, 2007 to $988.3 million at December 31, 2008. See additional discussion in "Liquidity and Capital Resources" below.

Short-term and long-term investments of $433.1 million at December 31, 2008 decreased $36.7 million from $469.8 million at December 31, 2007. This decrease was primarily due to an increase in net unrealized temporary losses recorded to other comprehensive income of $38.9 million and other than temporary impairments of $14.5 million as well as currency adjustments. The decrease was slightly offset by net purchases of investments of $31.8 million during the period associated with the purchase of available for sale investments. As of December 31, 2008, we classified $44.1 million of auction rate securities and an additional $55.0 million of corporate bonds, asset-backed and mortgage-backed securities as non-current assets due to the current conditions in the general debt markets as further discussed in "Liquidity and Capital Resources" below. In addition, at December 31, 2008 we held $168.8 million in fixed income funds with the intent of holding them for a period exceeding 12 months.

Our accounts receivable decreased $0.6 million to $197.3 million at December 31, 2008, compared to $197.9 million at the end of 2007. Our overall days sales outstanding was 42 days at December 31, 2008 compared to 34 days at the end of 2007, based on annualized fourth quarter sales for the respective years. The change in the accounts receivables balance was mainly due to a decrease in sales in the fourth quarter of 2008 versus 2007, higher prepayments for spot polysilicon sales at the end of 2007 compared to 2008, and an increase in our allowance for bad debts of $5.7 million, offset by a slight extension of payment terms. Some of our customers have been impacted by the current global macroeconomic downturn which may directly or indirectly influence their current liquidity.

Our inventories increased $44.9 million or 123% to $81.3 million from the prior year. Inventories primarily increased as a result of the higher finished goods inventory due to a sharp decrease in demand in the 2008 fourth quarter and an increase in per unit costs related to lower production volumes. Our annualized inventory turns, calculated as the ratio of annualized fourth quarter cost of goods sold divided by the year-end inventory balance, were approximately 11 times at December 31, 2008 versus approximately 27 times at December 31, 2007. We sell our products to certain customers under consignment arrangements. Generally, these consignment arrangements require us to maintain a certain quantity of product in inventory at the customer's facility or at a storage facility designated by the customer. At December 31, 2008, we had $15.1 million of inventory held on consignment, compared to $8.4 million at December 31, 2007.

Our net property, plant and equipment increased $207.2 million to $1,041.2 million over the prior year. The increase was primarily due to capital expenditures related to expansions at our plants in Pasadena, Texas, Hsinchu, Taiwan and Merano, Italy and foreign currency changes, offset by depreciation expense.

Our net deferred tax assets totaled $70.7 million at December 31, 2008 (of which $1.0 million of current deferred tax assets was included in prepaid and other assets) compared to $101.3 million at December 31, 2007 (of which $12.0 million was included in prepaid and other assets). In 2008, the decrease of $30.6 million in net deferred tax assets is primarily attributed to the reversal of timing differences for 2008, which included pension and other post-retirement reserve items related to contributions made in the current year, fixed asset additions for items placed into service and tax method changes related to fixed assets. We believe that it is more likely than not, with our projections of future taxable income, that we will generate sufficient taxable income to realize the benefits of the net deferred tax assets at December 31, 2008.

Customer warrant decreased from $306.3 million at December 31, 2007 to $13.8 million at December 31, 2008. The current year decrease represents the change in the estimated fair value of the warrant and is mainly due to the significant decrease in the price of Suntech's ordinary shares.

Other assets increased $17.7 million to $73.1 million at December 31, 2008 from $55.4 million at December 31, 2007. This increase is mainly due to an increase in spares, the receipt of a right to sell our auction rate securities at par and additional contributions to our U.S. pension plan that eliminated the unfunded status of the plan.

Accrued liabilities increased $26.7 million to $67.5 million at December 31, 2008 from $40.8 million at December 31, 2007. This increase was due to a $13.7 million accrual for an adverse annual long-term purchase obligation and a $12.8 million increase in accrued withholding taxes.

Short-term customer deposits increased $65.0 million to $187.0 million at December 31, 2008, primarily due to additional deposits received for two new long-term supply agreements and additional contractually required deposits for existing long-term supply agreements. These customer deposits are the portion of deposits received that are refundable to the customer within the next twelve months.

Income taxes payable decreased $58.0 million to $17.9 million at December 31, 2008, compared to $75.9 million at December 31, 2007. This decrease is primarily related to the timing of estimated tax payments of $28.6 million related to 2007 that were remitted in 2008. The remaining change was due to a decrease in US and foreign tax liabilities due to lower taxable income in the fourth quarter of 2008.

Pension and post-employment liabilities decreased $15.1 million to $49.3 million at December 31, 2008, compared to $64.4 million at the end of 2007 (of which $3.0 million and $3.8 million were included in accrued liabilities at December 31, 2008 and 2007, respectively). This decrease was due to discretionary contributions of $63.5 million to the U.S. pension plan above the minimum funding requirements that eliminated the unfunded status of the plan, offset by negative investment returns on the portfolio of $31.2 million. As noted above, the U.S. pension plan is overfunded as of December 31, 2008 and the net asset is recorded in other long-term assets.

Long-term deferred revenue relates to customer supply agreements and the original estimated fair value of the warrant described above. We will recognize the deferred revenue on a pro-rata basis as product is shipped over the life of the contracts. The increase in deferred revenue from $81.4 million at December 31, 2007 to $88.8 million at December 31, 2008 is primarily the result of increased non-refundable deposits of $10.3 million received in connection with our supply agreements, offset by deferred revenue recognized in 2008 of $2.9 million.

Other non-current liabilities decreased $18.5 million to $186.1 million at December 31, 2008, compared to $204.6 million at December 31, 2007. This decrease is mainly due to a decrease in the reserve for uncertain tax positions of $44.0 million, including related interest, due to the closure of the Internal Revenue Service examination in the United States of the 2004 and 2005 audit years. This decrease was partially offset by the receipt of refundable customer deposits that are to be refunded beyond the next twelve months and are related to long-term supply agreements.

LIQUIDITY AND CAPITAL RESOURCES

Dollars in millions	**2008**	2007	2006
Net cash provided by (used in):			
Operating activities	**$ 640.5**	$ 917.2	$ 527.8
Investing activities	**(335.0)**	(688.9)	(174.2)
Financing activities	**(153.3)**	76.9	40.8

In 2008, we generated $640.5 million of cash from operating activities, compared to $917.2 million in 2007 and $527.8 million in 2006. The year over year decrease of $276.7 million to $640.5 million in 2008 was due to contributions of $76.3 million to our pension and post-employment plans, changes in working capital, including changes in income taxes payable and inventories, as well as non-current assets and liabilities and deferred revenue. The increase in cash from operating activities in 2007 from $527.8 million in 2006 was due to improved operating results.

Our principal sources and uses of cash during 2008 were as follows:

Sources:

- Generated $640.5 million from operations;
- Received $229.7 million in customer deposits related to long-term supply agreements; and
- Received $19.9 million from the exercise of stock options.

Uses:

- Purchased $31.8 million of investments, net;
- Invested $303.2 million in capital expenditures;
- Paid $321.0 million to repurchase common stock;
- Refunded $81.6 million in customer deposits related to long-term supply agreements; and
- Contributed $76.3 million to our pension and post-employment plans.

At December 31, 2008, we had approximately $97.6 million of committed capital expenditures. Capital expenditures in 2008 and committed capital expenditures for 2009 primarily relate to increasing our capacity and expanding capability for our next generation products and polysilicon. We are currently evaluating our 2009 capital expenditures in light of current macroeconomic events and expect that capital expenditures will be lower in dollar terms than the amount expended in 2008.

In 2008, cash from financing activities used $153.3 million, compared to $76.9 million provided in 2007. The decrease was mainly due to repurchases of our common stock of $321.0 million in 2008 compared to $111.2 million in 2007. This was slightly offset by approximately $138.0 million, net received in connection with customer deposits related to supply agreements in 2008 compared to $115.3 million in 2007. These deposits are refundable to the customer over two years, although such deposits are scheduled to be replaced each year with new deposits based on volume commitments stated in the contract to reduce our risks associated with nonfulfillment of the contract by the customers. One customer with which we maintain a long-term solar supply agreement did not make the final capacity reservation refundable deposit due on January 2, 2009. We continue to have discussions with this customer regarding 2009 purchases and their ability to pay the deposit. Previous deposits held by us and a committed letter of credit exceed the accounts receivable balance for such customer as of December 31, 2008. Also contributing to the decrease in cash from financing activities was the excess tax benefits from share-based payment arrangements decrease to $19.0 million in 2008, compared to $40.0 million in 2007, and decrease to $19.9 million received in connection with stock option exercises, compared to $44.2 million in 2007.

On July 21, 2005, we entered into a Revolving Credit Agreement with National City Bank of the Midwest ("National City Bank"), US Bank National Association, and such other lending institutions as may from time to time become lenders (the "National City Agreement"). The National City Agreement was amended on December 20, 2006 to reduce the commitment fee and the interest spread on loans bearing interest at a rate determined by reference to the LIBOR rate. Additionally, our obligations and the guaranty obligations of our subsidiaries are no longer secured by a pledge of the capital stock of certain of our domestic and foreign subsidiaries. The National City Agreement provides for a $200.0 million revolving credit facility and has a term of five years. Interest on borrowings under the National City Agreement would be payable based on our election at LIBOR plus an applicable margin (currently 0.34%) or at a defined prime rate plus an applicable margin (currently 0.0%). The National City Agreement also provides for us to pay various fees, including a commitment fee (currently 0.08%) on the lenders' commitments. The National City Agreement contains covenants typical for credit arrangements of comparable size, such as minimum earnings before interest, taxes, depreciation and amortization and an interest coverage ratio. Our obligations under the National City Agreement are guaranteed by certain of our subsidiaries. At December 31, 2008, there were no borrowings under this credit facility, however, credit available under the facility has been reduced by $114.2 million related to the issuance of third party letters of credit. We are currently in compliance with all debt covenants.

Credit facilities and related borrowings outstanding at December 31, 2008 were as follows:

Dollars in millions	Committed	Outstanding
Long-term debt	$270.4	$32.2
Short-term borrowings	33.2	—
Total	$303.6	$32.2

Of the $270.4 million in committed long-term credit facilities, $114.9 million is unavailable because it relates to the issuance of third party letters of credit. Our weighted-average cost of borrowing was 2.2% at December 31, 2008 and 2007, respectively. Our short-term borrowings are subject to renewal annually with each financial institution through the course of the year.

Our contractual obligations as of December 31, 2008 were as follows:

Contractual Obligations Dollars in millions		Payments Due By Period			
	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt[1]	$ 32.2	$ 6.1	$ 7.5	$ 6.4	$ 12.2
Operating leases	13.4	3.6	4.5	3.2	2.1
Purchase obligations[2]	826.3	126.0	162.0	176.9	361.4
Committed capital expenditures[3]	97.6	97.6	—	—	—
Employee related liabilities[4]	78.1	0.4	—	—	—
Other long-term liabilities—uncertain tax positions[5]	55.9	—	—	—	—
Customer deposits[6]	290.3	186.0	104.3	—	—
Total contractual obligations	$1,393.8	$419.7	$278.3	$186.5	$375.7

The contractual commitments shown above, except for our debt obligations, employee related liabilities, uncertain tax positions and customer deposits, are not recorded on our consolidated balance sheet.

1 Our long-term debt consists of Japanese Yen denominated plant expansion borrowings that have notes maturing over the next nine years.

2 Represents obligations for agreements to purchase goods or services that are enforceable and legally binding on the Company, including minimum quantities to be purchased, and outstanding purchases for goods or services as of December 31, 2008.

3 Committed capital expenditures represent commitments for construction or purchase of property, plant and equipment. They are not recorded as liabilities on our consolidated balance sheet as of December 31, 2008 because we have not yet received the related goods or services or taken title to the property.

4 Employee related liabilities include pension, health and welfare benefits and other post-employment benefits. Other than pensions, the employee related liabilities are paid as incurred and accordingly, specific future years' payments are not reasonably estimable. Amounts in the table due in less than one year relate to required pension funding obligations which represent the estimated contribution planned during 2009. Funding projections beyond the next twelve months are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plan asset performance, interest rates and potential U.S. and international legislation.

5 As of December 31, 2008, $55.9 million of unrecognized tax benefits were included as a component of other long-term liabilities. Due to the inherent uncertainty of the underlying tax positions, we are unable to reasonably estimate in which future periods these unrecognized tax benefits will be settled.

6 Customer deposits consist of amounts provided in connection with long-term supply agreements which must be refunded to the customers according to the terms of the agreements.

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. The terms of most of these indemnification obligations generally do not provide for a limitation of our liability. We have not had any claims related to these indemnification obligations as of December 31, 2008.

Our pension expense and pension liability are actuarially determined. See "Critical Accounting Policies and Estimates." Our total net unfunded pension liability related to our various defined benefit pension plans at December 31, 2008 totaled $17.3 million. Our pension obligations are funded in accordance with provisions of federal law. Contributions to our pension plans in 2008 totaled approximately $73.9 million, of which $63.5 million represented a discretionary contribution. We expect contributions to our pension plans in 2009 to be approximately $1.1 million.

As of December 31, 2008, we held $159.5 million in a portfolio comprised of corporate bonds and asset-backed and mortgage-backed securities, net of temporary impairments of $14.5 million and other than temporary impairments of $14.5 million. As of December 31, 2007, this portfolio had $299.5 million of investments, net of temporary impairments of $4.3 million. A majority of these investments maintain a floating interest rate based on a range of spreads to the one and three month LIBOR rate. While we believe the decline in fair value related to the temporary impairments to be directly attributable to the current global credit conditions, we believe the time to reach the original carrying value to be greater than 12 months. Accordingly, we have classified $55.0 million of those investments as non-current assets. We do not anticipate having to sell these securities below our cost in order to operate our business. The asset backed securities are collateralized by various types of assets including auto, consumer, home equity, student loan and credit card loans. The collateralized mortgage obligations are collateralized primarily by residential mortgages. Many of these issuances have varying tranches and subordinations and our investments are typically in investment grade and more senior, higher priority tranches.

As of December 31, 2008, we held $168.8 million in fixed income funds, net of temporary impairments of $33.2 million, with the intent of holding them for a period exceeding 12 months. See "Critical Accounting Policies and Estimates" related to our process of evaluating investments for impairment.

The fair value of the corporate debt securities, auction rate securities and asset-backed and mortgage-backed securities, using Level 3 inputs, may fluctuate based on varying assumptions used in their valuations, which include the tax status (taxable vs. tax-exempt), type of security (type of issuer, collateralization, subordination, etc.), credit quality, duration, likelihood of redemption, insurance coverage and degree of liquidity in the current credit markets. Due to the lack of observable inputs, active markets or transparency to the underlying assets, we may rely on qualitative factors to estimate the fair values of the investments, including general macro-economic information and other data supplied by our investment advisers and brokers.

The credit ratings for our investments in debt securities as of December 31, 2008 are as follows:

		Credit Ratings		
Dollars in millions	Fair Value	AAA	AA+ to A-	BBB+ and Below
Corporate debt securities	$ 84.0	$ 14.0	$57.5	$12.5
Asset-backed securities	40.6	33.1	6.0	1.5
Mortgage-backed securities	34.9	30.5	4.2	0.2
Auction rate securities	44.1	44.1	—	—
	$203.6	$121.7	$67.7	$14.2

We take into consideration the credit ratings of the individual securities when evaluating the financial condition and near term prospects of the issuer in determining whether the impairment is temporary or other than temporary. See "Critical Accounting Policies and Estimates" related to our process of evaluating investments for impairment and balance sheet classification.

As of December 31, 2008, we held $44.1 million of investments related to auction rate securities (ARS), net of unrealized losses of $7.3 million. These securities were reclassified as trading securities for accounting purposes during the quarter ended December 31, 2008 and all changes in fair value are recorded to non-operating (income) expense, other. The ARS are comprised of interest bearing state sponsored student loan revenue bonds and municipal bonds with varying maturity periods and typically provide short-term liquidity via an auction process that also resets the applicable interest rate at predetermined calendar intervals (typically every 7, 28 or 35 days). The student loan revenue bonds are collateralized and serviced by underlying student loans and the municipal bonds are serviced through revenue generated by the issuing municipal entity. In the event of an auction failing to settle on its respective settlement date, these funds remain invested at a "failed" interest rate which is typically higher than the previous market rate until the next successful auction. For those auctions that failed to settle, we will not be able to access those funds until the next successful auction, another buyer is found outside of the auction process, the issuer redeems the security or the security matures. As of December 31, 2007, none of our $111.7 million of ARS had failed. Commencing in mid-February 2008, the tightening credit markets and a lesser degree of liquidity in the overall credit marketplace caused auctions on our ARS to fail. During 2008, we liquidated approximately $60.3 million of ARS. As of December 31, 2008, all remaining ARS were classified as non-current assets due to unsuccessful auctions coupled with current conditions in the general debt markets which have created uncertainty as to when successful auctions will be reestablished. We do not anticipate having to sell these securities below our cost in order to operate our business. The ARS are insured through two different monoline insurers that presently maintain a credit rating of AAA or similar designation by S&P, Moody's and/or Fitch as of December 31, 2008 or by a U.S. government backed student loan program.

During November 2008, we accepted an offer by our investment broker to receive an ARS Right that would substantially ensure recovery to par of our ARS between June 2010 and July 2012. We have elected the fair value option for the ARS Right and have recorded the ARS Right at fair value to other assets and non-operating income, other. At the same time, we reclassified the ARS from the available-for-sale category to trading. As of December 31, 2008, the ARS Right had a value of $6.2 million, which substantially offset the mark-to-market adjustment of our outstanding ARS of $7.3 million. See "Critical Accounting Policies and Estimates" related to our process of evaluating investments for impairment.

We believe that, based on our current cash, cash equivalents and investment balances of approximately $1.4 billion at December 31, 2008 and expected operating cash flows, the current liquidity concerns in the credit and capital markets will not have a material impact on our liquidity, cash flow, financial flexibility or our ability to fund our operations.

We believe that we have the financial resources needed to meet business requirements for at least the next 12 months, including capital expenditures and working capital requirements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates of certain amounts included in the financial statements. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties, however, and, as a result, actual results could differ from these estimates. Our significant accounting policies are more fully described in Note 2 of Notes to Consolidated Financial Statements herein.

Revenue Recognition

We record revenue for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned storage facility or storage area or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer's specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes. We defer revenue for multiple element arrangements based on an average fair value per unit for the total arrangement when we receive cash in excess of fair value. We also defer revenue when pricing is not fixed and determinable or other revenue recognition criteria is not met.

In connection with supply agreements executed during 2006, we received various equity instruments and recorded their estimated fair value to long-term deferred revenue. We will recognize the deferred revenue on a pro-rata basis as product is shipped over the life of the contracts. During 2007, we executed a supply agreement in which the terms of any additional consideration provided by the customer have not been finalized. During 2008, we executed a supply agreement in which we obtained a right to subscribe to common shares of our customer. If and when the terms are finalized for both agreements, the estimated fair value of the additional consideration, if determinable and material, will be recorded to deferred revenue.

Inventory

Inventories, which consist of materials, labor and manufacturing overhead, are valued at the lower of cost or market. Fixed overheads are allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overheads during periods of abnormally low production levels are recognized as cost of goods sold in the period in which they are incurred. Raw materials are stated at weighted-average cost. Goods in process and finished goods inventories are stated at standard cost as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

We depreciate our building, improvements, and machinery and equipment evenly over the assets' estimated useful lives. Changes in circumstances such as technological advances, changes in our business model, or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened or lengthened, we depreciate the net book value over its revised remaining useful life. Concurrent with our polysilicon expansion in 2008, we assessed the useful lives of certain new polysilicon related property, plant and equipment placed in service in 2008, and based on historical experience with similar existing assets, determined that a useful life of 25 years was appropriate. Previously existing polysilicon production assets were depreciated over an estimated useful life of 10 years and have immaterial net book values at December 31, 2008.

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we periodically assess the impairment of long-lived assets when conditions indicate a possible loss. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets. We have recorded no significant impairment charges in 2008, 2007 or 2006.

We recognize asset retirement obligations at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its future value. The corresponding asset capitalized at inception is depreciated over the useful life of the asset. In addition, we could have certain legal obligations for asset retirements related to disposing of materials in the event of closure, abandonment or sale of certain of our facilities. We plan to operate the facilities that are subject to the asset retirement obligations for an indeterminate period beyond the forseeable future and as such cannot estimate a liability at December 31, 2008. We will recognize a liability in the period in which we have determined the timeframe that the asset will no longer operate and information is available to reasonably estimate the liability's fair value.

Income Taxes

In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. We calculate our current and deferred tax provisions based upon estimates and assumptions that could differ from the actual results reflected in our income tax returns filed during the subsequent year. We record adjustments based on filed returns when we have identified the adjustments and finalized the returns, which is generally in the third and fourth quarters of the subsequent year. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), as of January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. From time to time, we are subject to income tax audits in these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities are likely to challenge certain positions, which may not be fully sustained. Our income tax expense includes amounts intended to satisfy income tax assessments that may result from these challenges. Determining the income tax expense for these potential assessments and recording the related assets and liabilities requires significant judgments and estimates. Under FIN 48, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Prior to the adoption of FIN 48, uncertain tax positions were accounted for under either FASB Statement No. 5, "Accounting for Contingencies," or FASB Statement No. 109, "Accounting for Income Taxes." We believe that our income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows. We review our liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments, if required, are most likely to occur in the year during which major audits are closed.

We repatriate to the United States a portion of the current year earnings of a certain subsidiary. We do not provide for U.S. income taxes on the remaining undistributed earnings of our foreign subsidiaries which would be payable if the undistributed earnings were distributed to the U.S., as we consider those foreign earnings to be permanently reinvested outside the U.S. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations.

Employee-Related Liabilities

We have a long-term net liability for our defined benefit pension and other post-employment benefit plans. Our obligations are funded in accordance with provisions of federal law. We adopted the recognition provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158") as of December 31, 2006, and the measurement date provisions as of December 31, 2008. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

Our pension and other post-employment liabilities are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets, to estimate our costs and obligations. If our assumptions do not materialize as expected, expenditures and costs that we incur could differ from our current estimates. We determine the expected return on plan assets based on our pension plans' actual asset mix as of the beginning of the year. While the assumed expected rate of return on plan assets in 2008 was 8.3%, the actual return experienced in our pension plan assets in the comparable period in 2008 was a loss of 17.7%. We consult with the plans' actuaries to determine a discount rate assumption that reflects the characteristics of our plans, including expected cash outflows from our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond (Aa quality) yield information. Assuming a 100 basis point increase in these assumptions, our 2008 pension expense would have been approximately $1.9 million higher. Assuming a 100 basis point decrease in these assumptions, our 2008 pension expense would have been approximately $0.9 million lower.

Stock-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method and therefore have not restated prior periods' results. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Stock-based compensation expense for all share-based payment awards granted after December 31, 2005 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We recognize these compensation costs net of an estimated forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. With the adoption of SFAS 123R, we elected to recognize stock-based compensation expense for all grants on or after January 1, 2006 on a straight-line basis over the requisite service period of the entire award for ratable awards. For awards granted prior to January 1, 2006, we will continue to calculate compensation expense by treating each vesting tranche as a separate award. We estimated the forfeiture rate for 2006 and 2007 based on our historical experience during the preceding four fiscal years.

Prior to January 1, 2006, we accounted for our stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 ("Opinion 25"), "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, we generally recognized expense only when we granted options with a discounted exercise price. Any resulting compensation expense was recognized over the associated service period, which was generally the option vesting term.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the making of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. As of December 31, 2008, approximately $52.1 million of total estimated unrecognized compensation cost related to stock compensation is expected to be recognized over a weighted-average period of two years. See Note 10 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Fair Value Measurements

We adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157) as of January 1, 2008. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed, and are based on market data obtained from sources independent of MEMC. Unobservable inputs are inputs that reflect MEMC's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that MEMC has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 assets are prepared on an individual asset basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar assets in active and inactive markets.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  Valuations of our Level 3 available for sale investments are performed using a discounted cash flow model, which involves making assumptions about expected future cash flows based on estimates of current market interest rates. Our models include estimates of market data, including yields or spreads of trading instruments that are believed to be similar or comparable, when available and assumptions that are believed to be reasonable on nonobservable inputs. Such assumptions include the tax status (taxable vs. tax-exempt), type of security (type of issuer, collateralization, subordination, etc.), credit quality, duration, likelihood of redemption, insurance coverage and degree of liquidity in the current credit markets.

In October 2008, the FASB issued Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in cases where a market is not active. MEMC has considered the guidance provided by FSP 157-3 in our determination of estimated fair values for our investments as of December 31, 2008.

Derivative Financial Instruments

On July 25, 2006, MEMC received a fully vested, non-forfeitable warrant to purchase common shares of a customer, Suntech. The warrant becomes exercisable over a five year period (20% annually commencing on January 1, 2008) and has a five year exercise period from the date each tranche becomes exercisable. The warrant is considered a derivative and is therefore marked to market each reporting period. Determining the appropriate fair value model and estimating the fair value of the warrant requires the making of subjective assumptions, including the stock price volatility of Suntech. We used a lattice model to estimate the warrant's fair value. A combination of Suntech's historical and implied stock price volatility was used as an indicator of expected volatility.

Investments

Our investment in equity securities consists of a customer's common stock (Gintech) acquired in connection with the execution of a long-term supply agreement. This investment was accounted for under the cost method of accounting until December 2008 when the restriction on sale became less than one year. Subsequently, this investment is accounted for at fair value and is classified as a long-term available-for-sale investment. The fair value of the investment was estimated based on the closing stock price on December 31, 2008, reduced by the estimated value of a put with a one year restriction. In 2007, the fair value of the investment for disclosure purposes was estimated based on the closing stock price on December 31, 2007 reduced by the estimated value of a regulatory restriction on sale. The value of the regulatory restriction on sale was estimated using a Black Scholes model considering the stock price volatility, expected term, dividend yield and risk-free interest rate.

We also have investments in debt securities which require us to make estimates of their fair values to determine the unrealized gains and losses on the securities, if any losses are temporary or other than temporary and concerning the ability and related timing of liquidating our holdings. Unrealized losses are recorded to other income and expense when a decline in fair value is determined to be other-than-temporary. In accordance with FSP FAS 115-1 and 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," we review several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the issuer; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses are accounted for on the specific identification method. We determine the fair value of our debt securities using quoted prices from active and inactive markets, traded prices for similar assets, or fair value measurements based on a pricing model. We also review our ability to liquidate our investments within the next 12 month operating cycle to determine the appropriate short or long-term classification. Our ability to liquidate is determined based on a review of current and short-term credit and capital market conditions and the financial condition and near term prospects of the issuer.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" (SFAS 141R), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. The requirements of SFAS 141R are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS No. 109, "Accounting for Income Taxes" (SFAS 109) such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. Early adoption was not permitted. Upon adoption, SFAS 141R will not have a significant impact on our financial position and results of operations, however, any business combination entered into after the adoption may significantly impact our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51" (SFAS 160). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. The requirements of SFAS 160 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect SFAS 160 to have a material effect on our consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133,

"Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We do not expect SFAS 161 to have a material effect on our consolidated results of operations and financial condition.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP amends SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan including investment policies and strategies, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within plan assets. This FSP is effective for fiscal years ending after December 15, 2009, with earlier application permitted. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. We are currently evaluating the disclosure requirements of this new FSP, however its adoption will not have an impact on our consolidated results of operations and financial condition.

MARKET RISK

The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

To mitigate financial market risks of foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to MEMC. A substantial majority of our revenue and capital spending is transacted in U.S. Dollars. However, we do enter into these transactions in other currencies, primarily, the Euro, the Japanese Yen, and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our Taiwan, Malaysia and Singapore based subsidiaries use the U.S. Dollar as their functional currencies for US GAAP purposes and do not hedge New Taiwanese Dollar, Malaysian Ringgit or Singapore Dollar exposures.

We are subject to interest rate risk related to our cash equivalents, investments and pension plan assets. To mitigate substantial risk associated with changes in interest rates, we seek to obtain fixed rate securities, actively manage our portfolio duration and diversify across different currencies. Our long-term debt is also at a fixed rate. In addition to interest rate risk on our cash equivalents, investments and pension plan assets, we are subject to issuer credit risk because the value of our investments may change based on liquidity issues or adverse economic conditions affecting the creditworthiness of the issuers or group of issuers of the securities we may own. As of December 31, 2008, our investments were in fixed income funds, individual corporate bonds, asset-backed securities, mortgage-backed securities and auction rate securities, comprised of tax exempt municipal bonds and state sponsored student loan revenue bonds. Our pension plan assets are invested primarily in marketable securities including common stocks, bonds and interest bearing deposits. Due to the continued liquidity conditions in the global credit markets and failed auctions for some of our auction rate securities at December 31, 2008, we classified certain debt securities, previously recorded as current, with a fair value of $99.1 million, as non-current assets. See additional discussion in "Liquidity and Capital Resources" and "Critical Accounting Policies and Estimates." Due to the diversity of and numerous securities in our portfolio, estimating a hypothetical change in value of our portfolio based on estimated changes in interest rates and issuer risk is not practical.

With the receipt of the Suntech warrant and our investment in a customer's stock, we are exposed to equity price risk. A hypothetical 10% change in the stock price of our customer in which we maintain a warrant would result in an estimated change in the fair value of the warrant of approximately $4 million at December 31, 2008.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

2008

Dollars in millions, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	**$501.4**	**$531.4**	**$546.0**	**$425.7**
Gross profit	**259.3**	**282.8**	**269.7**	**193.0**
(Loss) income before minority interests	**(40.7)**	**177.5**	**183.6**	**69.2**
Minority interests	**(1.1)**	**(1.4)**	**(0.8)**	**1.1**
Net (loss) income	**(41.8)**	**176.1**	**182.8**	**70.3**
Basic (loss) income per share	**(0.18)**	**0.77**	**0.81**	**0.31**
Diluted (loss) income per share	**(0.18)**	**0.76**	**0.80**	**0.31**
Market close stock prices:				
High	**87.88**	**77.35**	**59.64**	**28.83**
Low	**63.08**	**61.38**	**26.52**	**10.45**

A loss of $209.4 million, $12.3 million, $9.6 million and $61.2 million was recorded to non-operating expense in the quarters ended March 31, June 30, September 30 and December 31, 2008, respectively, due to the mark to market adjustment related to the Suntech warrant received in 2006 as discussed in Note 2(m) to the Consolidated Financial Statements.

2007

Dollars in millions, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$440.4	$472.7	$472.8	$535.9
Gross profit	222.5	245.6	238.8	293.6
Income before minority interests	136.1	164.9	151.2	377.4
Minority interests	(1.4)	(1.3)	0.3	(1.0)
Net income	134.7	163.6	151.5	376.4
Basic income per share	0.60	0.73	0.67	1.65
Diluted income per share	0.58	0.70	0.65	1.62
Market close stock prices:				
High	63.60	67.43	63.64	94.02
Low	40.29	54.09	53.34	59.17

A (gain)/loss of $1.1 million, ($7.9) million, ($9.3) million and ($204.7) million was recorded to non-operating (income) expense in the quarters ended March 31, June 30, September 30 and December 31, 2007, respectively, due to the mark to market adjustment related to the Suntech warrant received in 2006 as discussed in Note 2(m) to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share data)

	For the year ended December 31, 2008	2007	2006
Net sales	**$2,004.5**	$1,921.8	$1,540.6
Cost of goods sold	**999.7**	921.3	851.6
Gross profit	**1,004.8**	1,000.5	689.0
Operating expenses:			
Marketing and administration	**110.8**	111.3	94.9
Research and development	**40.8**	39.3	35.8
Operating income	**853.2**	849.9	558.3
Non-operating (income) expense:			
Interest expense	**1.8**	1.4	2.4
Interest income	**(46.4)**	(45.0)	(14.6)
Decline (increase) in fair value of warrant	**292.5**	(220.8)	(18.9)
Other, net	**20.3**	2.5	(1.1)
Total non-operating expense (income)	**268.2**	(261.9)	(32.2)
Income before income tax expense and minority interests	**585.0**	1,111.8	590.5
Income tax expense	**195.4**	282.2	214.8
Income before minority interests	**389.6**	829.6	375.7
Minority interests	**(2.2)**	(3.4)	(6.4)
Net income	**$ 387.4**	$ 826.2	$ 369.3
Basic income per share	**$ 1.71**	$ 3.66	$ 1.66
Diluted income per share	**$ 1.69**	$ 3.56	$ 1.61
Weighted-average shares used in computing basic income per share	**226.9**	225.6	222.1
Weighted-average shares used in computing diluted income per share	**228.6**	232.3	229.7

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)

	As of December 31,	
	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	**$ 988.3**	$ 859.3
Short-term investments	**148.4**	457.1
Accounts receivable, net	**197.3**	197.9
Inventories	**81.3**	36.4
Prepaid and other current assets	**38.9**	38.8
Total current assets	**1,454.2**	1,589.5
Investments	**284.7**	12.7
Property, plant and equipment, net	**1,041.2**	834.0
Deferred tax assets, net	**69.7**	89.3
Customer warrant	**13.8**	306.3
Other assets	**73.1**	55.4
Total assets	**$2,936.7**	$2,887.2
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	**$ 6.1**	$ 5.3
Accounts payable	**162.4**	168.3
Accrued liabilities	**67.5**	40.8
Accrued wages and salaries	**31.7**	31.9
Customer deposits	**187.0**	122.0
Income taxes payable	**17.9**	75.9
Total current liabilities	**472.6**	444.2
Long-term debt, less current portion	**26.1**	25.6
Pension and post-employment liabilities	**46.3**	60.6
Deferred revenue	**88.8**	81.4
Other liabilities	**186.1**	204.6
Total liabilities	**819.9**	816.4
Minority interests	**34.8**	35.8
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 50.0 shares authorized, none issued or outstanding at December 31, 2008 or 2007	**—**	—
Common stock, $.01 par value, 300.0 shares authorized, 233.3 and 231.9 issued at December 31, 2008 and 2007, respectively	**2.3**	2.3
Additional paid-in capital	**425.6**	358.0
Retained earnings	**2,147.1**	1,760.5
Accumulated other comprehensive (loss) income	**(55.6)**	29.8
Treasury stock: 8.8 and 2.6 shares at December 31, 2008 and 2007, respectively	**(437.4)**	(115.6)
Total stockholders' equity	**2,082.0**	2,035.0
Total liabilities and stockholders' equity	**$2,936.7**	$2,887.2

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	For the year ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income	**$ 387.4**	$ 826.2	$ 369.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**104.0**	80.7	70.2
Stock-based compensation	**28.5**	31.1	19.0
Provision for deferred taxes	**54.1**	24.5	47.1
Decline (increase) in fair value of warrant	**292.5**	(220.8)	(18.9)
Other	**20.9**	2.3	2.8
Changes in assets and liabilities:			
Short-term investments—trading securities	**—**	9.5	(0.8)
Accounts receivable	**(4.3)**	6.0	(69.8)
Inventories	**(43.7)**	45.5	42.6
Prepaid and other current assets	**(12.0)**	(3.9)	3.7
Accounts payable and accrueds	**24.2**	23.9	(22.0)
Deferred revenue and customer deposits	**(33.1)**	39.0	(9.3)
Income taxes payable	**(59.1)**	18.3	45.6
Pension and post-employment liabilities	**(72.4)**	(9.9)	10.1
Other non-current assets and liabilities	**(46.5)**	44.8	38.2
Net cash provided by operating activities	**640.5**	917.2	527.8
Cash flows from investing activities:			
Proceeds from sale and maturities of investments	**485.5**	93.2	32.2
Purchases of investments	**(517.3)**	(506.4)	(62.0)
Capital expenditures	**(303.2)**	(276.4)	(148.4)
Other	**—**	0.7	4.0
Net cash used in investing activities	**(335.0)**	(688.9)	(174.2)
Cash flows from financing activities:			
Net repayments on short-term borrowings	**—**	—	(13.2)
Net proceeds from customer deposits related to long-term supply agreements	**138.0**	115.3	37.3
Principal payments on long-term debt	**(6.0)**	(5.2)	(5.3)
Excess tax benefits from share-based payment arrangements	**19.0**	40.0	10.5
Dividend to minority interest	**(3.2)**	(6.2)	(5.6)
Common stock repurchased	**(321.0)**	(111.2)	—
Proceeds from issuance of common stock	**19.9**	44.2	17.1
Net cash (used in) provided by financing activities	**(153.3)**	76.9	40.8
Effect of exchange rate changes on cash and cash equivalents	**(23.2)**	26.6	6.6
Net increase in cash and cash equivalents	**129.0**	331.8	401.0
Cash and cash equivalents at beginning of period	**859.3**	527.5	126.5
Cash and cash equivalents at end of period	**$ 988.3**	$ 859.3	$ 527.5
Supplemental disclosures of cash flow information:			
Interest payments, net of amount capitalized	**$ 1.1**	$ 0.4	$ 1.4
Income taxes paid	**$ 194.4**	$ 147.8	$ 77.0
Supplemental schedule of non-cash investing and financing activities:			
Accounts payable (relieved) incurred for acquisition of fixed assets	**$ (6.9)**	$ 19.3	$ 24.9

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions)

	Common Stock Issued		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Common Stock Held in Treasury		Total Stockholders' Equity	Total Comprehensive Income (Loss)
	Shares	Amount					Shares	Amount		
Balance at December 31, 2005	222.3	$2.2	$191.6	$ 557.7	$(35.8)	$(0.1)	(0.7)	$ (4.2)	$ 711.4	
SAB 108 cumulative effect adjustment	—	—	—	6.8	—	—	—	—	6.8	
SFAS 158 adjustment (net of $4.4 tax)	—	—	—	—	7.1	—	—	—	7.1	
Comprehensive income:										
Net income	—	—	—	369.3	—	—	—	—	369.3	$369.3
Net translation adjustment	—	—	—	—	18.6	—	—	—	18.6	18.6
Minimum pension liability (net of $1.6 tax)	—	—	—	—	2.7	—	—	—	2.7	2.7
Stock plans, net	1.7	—	50.9	—	—	0.1	—	—	51.0	
Total comprehensive income										$390.6
Balance at December 31, 2006	224.0	$2.2	$242.5	$ 933.8	$ (7.4)	$ —	(0.7)	$ (4.2)	$1,166.9	
FIN 48 adjustment	—	—	—	0.5	—	—	—	—	0.5	
Comprehensive income:										
Net income	—	—	—	826.2	—	—	—	—	826.2	$826.2
Net translation adjustment	—	—	—	—	32.3	—	—	—	32.3	32.3
Net unrecognized actuarial loss and prior service credit (net of $5.9 tax)	—	—	—	—	9.2	—	—	—	9.2	9.2
Net unrealized loss on available-for-sale securities	—	—	—	—	(4.3)	—	—	—	(4.3)	(4.3)
Stock plans, net	3.4	—	115.6	—	—	—	(0.1)	(0.2)	115.4	
Common stock repurchases	—	—	—	—	—	—	(1.8)	(111.2)	(111.2)	
Net exercise of warrants	4.5	0.1	(0.1)	—	—	—	—	—	—	
Total comprehensive income										$863.4
Balance at December 31, 2007	231.9	$2.3	$358.0	$1,760.5	$ 29.8	$ —	(2.6)	$(115.6)	$2,035.0	
SFAS 158 adjustment—adoption of measurement date provision	—	—	—	**(0.8)**	—	—	—	—	**(0.8)**	
Comprehensive income:										
Net income	—	—	—	**387.4**	—	—	—	—	**387.4**	**$387.4**
Net translation adjustment	—	—	—	—	**(14.2)**	—	—	—	**(14.2)**	**(14.2)**
Net unrecognized actuarial loss and prior service credit (net of $17.5 tax)	—	—	—	—	**(32.3)**	—	—	—	**(32.3)**	**(32.3)**
Net unrealized loss on available-for-sale securities	—	—	—	—	**(38.9)**	—	—	—	**(38.9)**	**(38.9)**
Stock plans, net	**1.4**	—	**67.6**	—	—	—	—	**(0.8)**	**66.8**	
Common stock repurchases	—	—	—	—	—	—	**(6.2)**	**(321.0)**	**(321.0)**	
Total comprehensive income										**$302.0**
Balance at December 31, 2008	**233.3**	**$2.3**	**$425.6**	**$2,147.1**	**$(55.6)**	**$ —**	**(8.8)**	**$(437.4)**	**$2,082.0**	

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

We are a vertically integrated, global leader in the manufacture and sale of wafers and have been a pioneer in the design and development of wafer technologies for fifty years. With research and development and manufacturing facilities in the US, Europe and Asia Pacific, we enable the next generation of high performance semiconductor and solar applications. Our customers include major semiconductor device and solar cell manufacturers. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) for semiconductor applications and 156 millimeter wafers for solar applications. Depending on market conditions, we also sell intermediate products such as polysilicon, silane gas, ingots and scrap wafers to semiconductor device and equipment makers, solar cell and module manufacturers, flat panel and other industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates

In preparing our financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for investments, depreciation, amortization, accrued liabilities, employee benefits, derivatives, stock based compensation, income taxes and asset valuation allowances among others. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

(b) Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

(c) Principles of Consolidation

Our consolidated financial statements include the accounts of MEMC Electronic Materials, Inc. and our wholly and majority-owned subsidiaries. We record minority interest for non-wholly owned consolidated subsidiaries. All significant intercompany balances and transactions among our subsidiaries have been eliminated.

In November 2001, Texas Pacific Group (TPG) acquired a beneficial ownership of approximately 72% of the outstanding stock of MEMC. In connection with that transaction, the assets of a majority-owned subsidiary were understated and a portion of the subsequent depreciation of those assets should have been charged to minority interests. The effect in any individual prior year was not material to our results of operations, financial position or cash flows. During 2006, MEMC adopted the provisions of Staff Accounting Bulletin No. 108 and recorded a cumulative credit adjustment of $6.8 million to beginning retained earnings related to the minority interest that was overstated as of December 31, 2005. As of December 31, 2007, TPG no longer had any beneficial ownership of MEMC stock.

(d) Cash and Cash Equivalents

Cash equivalents include highly liquid commercial paper, time deposits and money market funds with original maturity periods of three months or less when purchased. Total cash and cash equivalents of $138.0 million and $353.8 million as of December 31, 2008 and 2007, respectively, are maintained by foreign subsidiaries whose functional currency is not the U.S. dollar.

Cash and cash equivalents consist of the following:

	As of December 31,	
Dollars in millions	**2008**	2007
Cash	**$ 82.9**	$285.0
Cash equivalents		
Commercial paper	**—**	45.5
Time deposits	**119.4**	296.9
Money market funds	**786.0**	231.9
	$988.3	$859.3

(e) Investments

Short and long-term investments consist of the following:

Time Deposits. Time deposits, classified as short-term investments, are comprised mainly of demand deposits with commercial banks or investment companies having fixed original maturities exceeding three months but less than or equal to one year, with fixed interest rates and including pre-payment penalties for early withdrawal. Purchases and sales of these time deposits are included in investing activities in the Consolidated Statements of Cash Flows.

Trading Investments. Trading investments are stated at fair value, with realized and unrealized gains or losses resulting from changes in fair value recognized currently in non-operating income and expense. Included in trading investments are auction rate securities. Purchases and sales of trading investments are included in operating activities in the Consolidated Statements of Cash Flows.

Available-for-Sale Investments. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income. Purchases and sales of available-for-sale investments are included in investing activities in the Consolidated Statements of Cash Flows.

Investments are evaluated at each period end date for impairment, including classification as temporary or other than temporary. Unrealized losses are recorded to other income and expense when a decline in fair value is determined to be other-than-temporary. In accordance with FSP FAS 115-1 and 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," we review several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the issuer; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses are accounted for on the specific identification method. We determine the fair value of our debt securities using quoted prices from active and inactive markets, traded prices for similar assets, or fair value measurements based on a pricing model. We also review our ability and intent to liquidate our investments within the next 12 month operating cycle to determine the appropriate short or long-term classification. Our ability to liquidate is determined based on a review of current and short-term credit and capital market conditions and the financial condition and near term prospects of the issuer.

(f) Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts to adjust our net receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. The balance of our allowance for doubtful accounts was $5.9 million and $0.2 million as of December 31, 2008 and 2007, respectively. Bad debt expense was $5.7 million for the year ended December 31, 2008. During the year ended December 31, 2007, we reduced our estimate of the allowance for doubtful accounts by approximately $1.2 million with the offset recorded to the income statement. There were no write-offs for bad debts for the years ended December 31, 2008 and 2007. As discussed in Note 16, in late February 2009, we revised our estimate for the allowance for doubtful accounts and recorded an additional $4.5 million of bad debt expense, which is included in the 2008 amounts above.

(g) Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are valued at the lower of cost or market. Fixed overheads are allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overheads during periods of abnormally low production levels are recognized as cost of goods sold in the period in which they are incurred. Raw materials are stated at weighted-average cost. Goods in process and finished goods inventories are stated at standard cost as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required.

(h) Property, Plant and Equipment

We record property, plant and equipment at cost and depreciate it evenly over the assets' estimated useful lives as follows:

	Years
Buildings and improvements	4–60
Machinery and equipment	1–25

Concurrent with our polysilicon expansions in 2008, we assessed the useful lives of certain new polysilicon related property, plant and equipment placed in service in 2008, and based on historical experience with similar existing assets, determined that a useful life of 25 years was appropriate. Previously existing polysilicon production assets were depreciated over an estimated useful life of 10 years and have immaterial net book values at December 31, 2008. Leasehold improvements are depreciated over the shorter of the estimated remaining useful life of the asset or the remaining lease term including renewal periods considered reasonably assured of execution. Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $103.0 million, $79.3 million and $68.2 million, respectively.

The cost of constructing facilities and equipment includes interest costs. Capitalized interest totaled $0.8 million, $1.0 million and $0.7 million in 2008, 2007 and 2006, respectively.

(i) Impairment of Long-Lived Assets and Asset Retirement Obligations

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we periodically assess the impairment of long-lived assets when conditions indicate a possible loss. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets. We have recorded no significant impairment charges in 2008, 2007 or 2006.

We recognize asset retirement obligations at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its future value. The corresponding asset capitalized at inception is depreciated over the useful life of the asset. In addition, we could have certain legal obligations for asset retirements related to disposing of materials in the event of closure, abandonment or sale of certain of our facilities. We plan to operate the facilities that are subject to the asset retirement obligations for an indeterminate period beyond the foreseeable future and as such, cannot estimate a liability at December 31, 2008. We will recognize a liability in the period in which we have determined the timeframe that the asset will no longer operate and information is available to reasonably estimate the liability's fair value.

(j) Operating Leases

The Company enters into lease agreements for a variety of business purposes, including office and manufacturing space, office and manufacturing equipment and computer equipment. A portion of these are noncancellable operating leases.

(k) Customer Deposits

MEMC has executed supply agreements, including any amendments, with multiple customers which required the customers to provide security deposits. As of December 31, 2008 and 2007, the balance of these deposits totaled $290.3 million and $152.6 million, respectively. These deposits are required to be refunded to the customers over the next two years, as set forth in the agreements, unless minimum purchase quantities are not met. These deposits are generally refundable to the customer over two years. The long-term portion of these deposits is included in other non-current liabilities on our consolidated balance sheet. As of December 31, 2008, the following obligations were outstanding:

	Refundable Amounts Due By Period		
Dollars in millions	Total	Less than 1 Year	1–2 Years
Customer deposits	$290.3	$186.0	$104.3

(l) Revenue Recognition

We record revenue for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned MEMC storage facility or storage area or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer's specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes. We defer revenue for multiple element arrangements based on a fair value per unit for the total arrangement when we receive cash in excess of fair value. We also defer revenue when pricing is not fixed and determinable or other revenue recognition criteria is not met.

As of December 31, 2008 and 2007, MEMC had $16.0 million and $6.1 million, respectively of long-term deferred revenue related to the non-refundable portion of cash received in connection with long-term supply agreements. MEMC also had $72.8 million and $75.3 million of long-term deferred revenue related to additional consideration received from our customers in the form of equity instruments as of December 31, 2008 and 2007, respectively. We recognize the deferred revenue on a pro-rata basis as product is shipped over the life of the contracts.

(m) Derivative Financial Instruments

During 2006, MEMC signed a long-term supply agreement with a customer, Suntech Power Holdings (Suntech). At the same time, MEMC received a fully vested, non-forfeitable warrant to purchase common shares of Suntech. The warrant becomes exercisable over a five year period (20% annually) beginning January 1, 2008 and has a five year exercise period from the date each tranche becomes exercisable. The estimated grant date fair value of the warrant was $66.6 million and was recorded to customer warrant with the offset to deferred revenue —long-term in accordance with EITF 00-8 "Accounting by a Grantee for an Equity Instrument to be received in conjunction with Providing Goods or Services." The non-cash transaction was excluded from the Consolidated Statements of Cash Flows. Determining the appropriate fair value model and calculating the fair value of the warrant require the making of estimates and assumptions, including Suntech's stock price volatility, interest rate, dividends, marketability and expected return requirements. We used a lattice model to determine the warrant's fair value. The assumptions used in calculating the fair value of the warrant represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. The warrant is considered a derivative and is therefore marked to market each reporting period. Accordingly, in 2008, 2007 and 2006, $292.5 million, ($220.8) million and ($18.9) million, respectively, was recorded as a decrease/(increase) to other assets—long-term and non-operating (income) expense.

We generally use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables with our foreign subsidiaries and current trade receivables and payables with our customers and vendors denominated in foreign currencies (primarily Japanese Yen and Euro). The purpose of our foreign currency forward contract activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes.

Gains or losses on our forward exchange contracts, as well as the offsetting losses or gains on the related hedged receivables, are included in non-operating (income) expense in the Consolidated Statements of Income. Net currency losses on unhedged foreign currency positions totaled $3.0 million, $1.7 million and $1.1 million in 2008, 2007 and 2006, respectively.

(n) Translation of Foreign Currencies

We determined the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary's expenditures and the subsidiary's borrowings. When the subsidiary's local currency is considered its functional currency, we translate its financial statements to U.S. Dollars as follows:

- Assets and liabilities using exchange rates in effect at the balance sheet date; and
- Statement of income accounts at average exchange rates for the period.

Adjustments from the translation process are presented in accumulated other comprehensive income (loss) in stockholders' equity.

(o) Income Taxes

Deferred income taxes arise because of a different tax basis of assets or liabilities between financial statement accounting and tax accounting, which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the Consolidated Statements of Income). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), as of January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Under FIN 48, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. We believe that our income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows. We review our liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.

We repatriate to the United States a portion of the current year earnings of a certain subsidiary for which deferred taxes have been recorded. We do not provide for U.S. income taxes on the remaining undistributed earnings of our foreign subsidiaries which would be payable if the undistributed earnings were distributed to the U.S., as we consider those foreign earnings to be permanently reinvested outside the U.S. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations.

(p) Stock-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method and therefore we did not restate prior periods' results. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123. Stock-based compensation expense for all share-based payment awards granted after December 31, 2005 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We recognize these compensation costs net of an estimated forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. With the adoption of SFAS 123R, we elected to recognize stock-based compensation expense for all grants on or after January 1, 2006 on a straight-line basis over the requisite service period of the entire award for ratable awards. For awards granted prior to January 1, 2006, we will continue to calculate compensation expense by treating each vesting tranche as a separate award. We estimate the forfeiture rate taking into consideration our historical experience during the preceding four fiscal years.

We routinely examine our assumptions used in estimating the fair value of employee options granted. As part of this assessment, we have determined that our historical stock price volatility and historical pattern of option exercises are appropriate indicators of expected volatility and expected term. The interest rate is determined based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the award. We estimate the fair value of options using the Black-Scholes option-pricing model for our ratable and cliff vesting options.

(q) Contingencies

We record contingent liabilities when the amount can be reasonably estimated and the loss is probable.

(r) Shipping and Handling

Costs to ship products to customers are included in marketing and administration in the consolidated statements of income. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were $11.2 million, $10.9 million and $9.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(s) Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB FSP 157-2 which delays the effective date of SFAS 157 for certain non-financial assets and non-financial liabilities, until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We do not believe SFAS 157 will have a material impact upon adoption on our consolidated financial statements related to non-financial assets and liabilities. Effective January 1, 2008, we adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis which did not have a material impact on our consolidated financial position, results of operations or cash flows. In October 2008, the FASB issued Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in cases where a market is not active. MEMC has applied the guidance provided by FSP 157-3 in our determination of estimated fair values for our investments as of December 31, 2008.

SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed, and are based on market data obtained from sources independent of MEMC. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that MEMC has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 assets are prepared on an individual asset basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar assets in active and inactive markets.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

On January 1, 2008, MEMC adopted Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" (SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. We have adopted SFAS 159, and did not elect to designate any financial instruments to be subject to the fair value option at the date of adoption. Subsequently, we have elected to account for the auction rate securities right (the ARS Right) under the fair value option as discussed in Note 3.

We maintain various financial instruments recorded at cost in the December 31, 2008 and 2007 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

- Cash equivalents, accounts receivable and payable, income taxes payable, short-term borrowings, and accrued liabilities–cost approximates fair value because of the short maturity period; and
- Long-term debt–fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current borrowing rate for similar debt instruments of comparable terms.

(t) Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" (SFAS 141R), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. The requirements of SFAS 141R are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS No. 109, "Accounting for Income Taxes" (SFAS 109) such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. Early adoption was not permitted. Upon adoption, SFAS 141R will not have a significant impact on our financial position and results of operations, however, any business combination entered into after the adoption may significantly impact our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51" (SFAS 160). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. The requirements of SFAS 160 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect SFAS 160 to have a material effect on our consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as well as related hedged items, bifurcated derivatives and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We do not expect SFAS 161 to have a material effect on our consolidated results of operations and financial condition.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP amends SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan including investment policies and strategies, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within plan assets. This FSP is effective for fiscal years ending after December 15, 2009, with earlier application permitted. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. We are currently evaluating the disclosure requirements of this new FSP, however its adoption will not have an impact on our consolidated results of operations and financial condition.

3. FAIR VALUE MEASUREMENTS

The following table summarizes the financial instruments measured at fair value on a recurring basis in the accompanying consolidated balance sheets:

	December 31,				
	2008				2007
Assets (liabilities) in millions	**Level 1**	**Level 2**	**Level 3**	**Total**	Total
Available for sale investments	**$176.2**	**$153.3**	**$22.8**	**$352.3**	$420.8
Trading investments	**—**	**—**	**44.1**	**44.1**	—
Auction rate securities right	**—**	**—**	**6.2**	**6.2**	—
Suntech warrant	**—**	**—**	**13.8**	**13.8**	306.3
Currency forward contracts	**1.6**	**—**	**—**	**1.6**	0.1
	$177.8	**$153.3**	**$86.9**	**$418.0**	$727.2

During November 2008, we accepted an offer by our investment broker to receive an ARS Right that would substantially ensure recovery to par of our ARS between June 2010 and July 2012. At the same time, we reclassified the ARS from the available-for-sale category to trading. We have elected the fair value option for the ARS Right because its value is highly correlated to the value of the ARS, which are also marked to market. We have recorded the ARS Right to other assets and non-operating income, other. The ARS Right is the only item eligible for the fair value option in other assets. As of December 31, 2008, the ARS Right had a value of $6.2 million, which substantially offset the mark-to-market adjustment of our outstanding ARS of $7.3 million. To determine the fair value of the ARS Right, we performed a Level 3 valuation using a discounted cash flow model, which involves making assumptions about expected future cash flows based on estimates of current market interest rates considering credit quality, duration, and likelihood of redemption.

Suntech warrant consists of a fully vested, non-forfeitable warrant to purchase common shares of Suntech, a customer, which was received at the time that MEMC signed a long-term supply agreement with Suntech. We used a lattice model to determine the fair value of the Suntech warrant. Determining the appropriate fair value model and calculating the fair value of the warrant requires the making of estimates and assumptions, including Suntech's stock price volatility, interest rate, dividends, marketability and expected return requirements. The Suntech warrant is considered a derivative and is accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and, accordingly, changes in the value of the warrant are recorded in non-operating (income) expense. The notional amount of the warrant was $205.8 million as of December 31, 2008 and 2007.

We acquired less than 10% of the common stock of a customer (Gintech) at the same time as the execution of a long-term supply agreement with that customer. This investment was accounted for under the cost method of accounting until December 2008 when the restriction on sale became less than one year. Subsequently, this investment is accounted for at fair value and is classified as a long-term available-for-sale investment. At December 31, 2007, the carrying amount of the common stock was $12.4 million and it had an estimated fair value of $54.1 million.

The carrying amount of our outstanding long-term debt at December 31, 2008 and 2007 was $32.2 million and $30.9 million, respectively. The estimated fair value of that debt was $31.2 million and $31.8 million, respectively, at December 31, 2008 and 2007.

The fair value of our currency forward contracts is measured by the amount that would have been paid to liquidate and repurchase all open contracts and was $1.6 million and $0.1 million at December 31, 2008 and 2007, respectively. The notional amount of our currency forward contracts was $60.9 million and $41.7 million as of December 31, 2008 and 2007, respectively.

The following table summarizes changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2008:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)				
In millions	Available for Sale Investments	Trading Investments	Auction Rate Securities Right	Suntech Warrant	Total
Balance at December 31, 2007	$ 26.8	$ —	$ —	$ 306.3	$ 333.1
Total unrealized gains (losses):					
Included in earnings	**(10.2)**	**(7.3)**	**6.2**	**(292.5)**	**(303.8)**
Included in other comprehensive income, net	**(0.5)**	—	—	—	**(0.5)**
Sales, redemptions and maturities	**(12.5)**	—	—	—	**(12.5)**
Transfers to Level 3, net	**19.2**	**51.4**	—	—	**70.6**
Balance at December 31, 2008	**$ 22.8**	**$ 44.1**	**$6.2**	**$ 13.8**	**$ 86.9**

Valuations of our Level 3 trading and available for sale financial instruments were performed using a discounted cash flow model which involved making assumptions about expected future cash flows based on estimates of current market interest rates. Our models include estimates of market data, including yields or spreads of trading instruments that are believed to be similar or comparable, when available, and assumptions that are believed to be reasonable on nonobservable inputs. Such assumptions include the tax status (taxable vs. tax-exempt), type of security (type of issuer, collateralization, subordination, etc.), credit quality, duration, likelihood of redemption, insurance coverage and degree of liquidity in the current credit markets.

During 2007 and 2008, we executed two wafer agreements in which the terms of any additional consideration provided by the customers have not been finalized. If and when the terms are finalized, the estimated fair value of the additional consideration, if determinable and material will be recorded to deferred revenue and recognized to income on a pro-rata basis as wafers are shipped under the agreements.

4. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of accumulated other comprehensive (loss) income, net of tax, were as follows:

	As of December 31,	
Dollars in millions	**2008**	2007
Accumulated net translation adjustment	**$ 21.9**	$36.1
Net unrealized loss on available-for-sale securities	**(43.2)**	(4.3)
Net actuarial loss, prior service credit, and transition obligation (net of $17.8 and $0.3 tax in 2008 and 2007, respectively)	**(34.3)**	(2.0)
Total accumulated other comprehensive (loss) income	**$(55.6)**	$29.8

5. INVESTMENTS

Short and long-term investments measured and recorded at fair value consist of the following:

Dollars in millions	As of December 31, 2008 Cost	As of December 31, 2008 Gross Unrealized Gain/(Loss) Recorded in Earnings[1]	As of December 31, 2008 Gross Unrealized Gain/(Loss) in Other Comprehensive Income[2]	As of December 31, 2008 Fair Value	As of December 31, 2007 Cost	As of December 31, 2007 Gross Unrealized Loss in Other Comprehensive Income[(1)]	As of December 31, 2007 Fair Value
Items measured at fair value on a recurring basis:							
Trading securities:							
Auction rate securities	**$ 51.4**	**$ (7.3)**	**$ —**	**$ 44.1**	$ —	$ —	$ —
Available for sale securities:							
Fixed income funds	**200.0**	**2.0**	**(33.2)**	**168.8**	—	—	—
Corporate debt securities	**94.6**	**(8.3)**	**(2.3)**	**84.0**	135.2	(1.0)	134.2
Asset-backed securities	**46.4**	**(1.2)**	**(4.6)**	**40.6**	85.8	(1.0)	84.8
Mortgage-backed securities	**47.5**	**(5.0)**	**(7.6)**	**34.9**	82.8	(2.3)	80.5
Auction rate securities	—	—	—	—	111.7	—	111.7
Beneficiary certificates bond fund	**7.1**	—	**0.3**	**7.4**	9.6	—	9.6
Equity investment[3]	**12.4**	—	**4.2**	**16.6**	—	—	—
	408.0	**(12.5)**	**(43.2)**	**352.3**	425.1	(4.3)	420.8
Total	**$459.4**	**$(19.8)**	**$(43.2)**	**$396.4**	$425.1	$(4.3)	$420.8

	As of December 31, 2008 Carrying Value	As of December 31, 2007 Carrying Value
Items measured at fair value on a recurring basis	**$396.4**	$420.8
Time deposits	**36.4**	36.3
Equity investments at cost[3]	**0.3**	12.7
Total investments	**433.1**	469.8
Less: short-term investments	**148.4**	457.1
Non-current investments	**$284.7**	$ 12.7

1 Gross unrealized gains/(losses) were recorded to non-operating (income) expense in the consolidated statements of income.

2 The fair value of available for sale investments with unrealized loss positions was $320.9 million and $299.5 million at December 31, 2008 and 2007, respectively. We evaluated the nature of these investments and have recorded other-than-temporary impairments based on current and expected future market conditions, the duration of the impairments, the extent to which fair value is less than cost, the financial condition and near term prospects of the issuer, and our ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

3 Equity investments in 2007 included a $12.4 million investment of less than 10% of the common stock of Gintech, which was acquired at the same time as the execution of a long-term supply agreement with that customer. This investment was accounted for under the cost method of accounting until December 2008 when the restriction on sale became less than one year. Subsequently, this investment is accounted for at fair value and is classified as a long-term available-for-sale investment. The fair value of the investment was estimated based on the closing stock price of Gintech on December 31, 2008. In 2007, the fair value of the investment for disclosure purposes was estimated based on the closing stock price on December 31, 2007, reduced by the estimated value of a regulatory restriction on sale. The value of the regulatory restriction on sale was estimated using a Black Scholes model considering the stock price volatility, expected term, dividend yield and risk-free interest rate.

Our investments in asset-backed securities and mortgage backed securities have all been in continuous loss positions for over twelve months as of December 31, 2008. Corporate debt securities of $76.6 million have been in continuous loss positions for over twelve months. Our remaining investments are in gain positions or have been in loss positions for less than twelve months.

There were no realized gains or losses on available for sale securities in 2008, 2007 or 2006.

As of December 31, 2008, we held $44.1 million of investments related to auction rate securities (ARS), net of other than temporary impairments of $7.3 million. These securities are classified as trading securities for accounting purposes and all changes in fair value are recorded to non-operating (income) expense, other. The ARS are comprised of interest bearing state sponsored student loan revenue bonds and municipal bonds with varying maturity periods and typically provide short-term liquidity via an auction process that also resets the applicable interest rate at predetermined calendar intervals (typically every 7, 28 or 35 days). In the event of an auction failing to settle on its respective settlement date, these funds would remain invested at a "failed" interest rate which is typically higher than the previous market rate until the next successful auction. For those auctions that fail to settle, we will not be able to access those funds until the next successful auction, another buyer is found outside of the auction process, the issuer redeems the security or the security matures. As of December 31, 2007, none of our $111.7 million of ARS had failed. Commencing in mid-February 2008, the tightening credit markets and a lesser degree of liquidity in the overall marketplace caused auctions on our ARS to fail. During 2008, we liquidated approximately $60.3 million of ARS. As of December 31, 2008, all remaining ARS were classified as non-current assets due to unsuccessful auctions coupled with current conditions in the general debt markets which have created uncertainty as to when successful auctions will be reestablished. We do not anticipate having to sell these securities in order to operate our business. As discussed in Note 3, we received an ARS Right that guaranties full redemption of the ARS at par by 2012. Upon receipt of that right, we reclassified the ARS from the available for sale category to trading and recorded a loss of $3.4 million at the time of reclassification.

As of December 31, 2008, we held $159.5 million in a portfolio comprised of corporate bonds and asset-backed and mortgage-backed securities, net of temporary impairments of $14.5 million and other than temporary impairments of $14.5 million. As of December 31, 2007, we held $299.5 million of investments, net of temporary impairments of $4.3 million. A majority of these investments maintain a floating interest rate based on a range of spreads to the one and three month LIBOR rate. While we believe the decline in fair value related to the temporary impairments to be directly attributable to the current global credit conditions, we believe the time to reach the original carrying value for certain of these investments to be greater than 12 months. Accordingly, we have classified $55.0 million of those investments as non-current assets. We do not anticipate having to sell these securities in order to operate our business.

As of December 31, 2008, we held $168.8 million in fixed income funds, net of temporary impairments of $33.2 million, with the intent of holding them for a period exceeding 12 months.

Contractual maturities of our available for sale debt securities were as follows:

Dollars in millions	Cost	Fair Value
As of December 31, 2008		
Due in one year or less	**$ 59.0**	**$ 57.1**
Due after one year through five years	**35.6**	**26.9**
No single maturity date [1]	**93.9**	**75.5**
	$188.5	**$159.5**

1 Securities with no single maturity date include mortgage- and asset-backed securities which have been classified as current or non-current based on estimated forecasted cash flows.

6. CREDIT CONCENTRATION

Our customers include semiconductor device and solar cell manufacturers and are located in various geographic regions including North America, Europe and the Asia Pacific region. Our customers are generally well capitalized, and the concentration of credit risk is considered minimal. Sales to specific customers exceeding 10% of consolidated net sales for the years ended December 31 were as follows:

	2008	2007	2006
Customer A	**14.6%**	[1]	[1]
Customer B	**13.0%**	13.1%	[1]
Customer C	**10.4%**	[1]	[1]
Customer D	[1]	10.2%	[1]

1 Less than 10% of consolidated net sales.

7. INVENTORIES

Inventories consist of the following:

Dollars in millions	As of December 31, 2008	2007
Raw materials and supplies	**$18.8**	$16.2
Goods in process	**6.4**	6.1
Finished goods	**56.1**	14.1
	$81.3	$36.4

At December 31, 2008, we had $15.1 million of inventory held on consignment, compared to $8.4 million at December 31, 2007.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

Dollars in millions	As of December 31, 2008	2007
Land	**$ 6.2**	$ 6.0
Buildings and improvements	**284.8**	133.3
Machinery and equipment	**1,198.3**	795.0
	1,489.3	934.3
Less accumulated depreciation	**(478.4)**	(377.0)
	1,010.9	557.3
Construction in progress	**30.3**	276.7
	$1,041.2	$834.0

9. DEBT

We have short-term committed loan agreements renewable annually of approximately $33.2 million at December 31, 2008, of which there were no short-term borrowings outstanding at December 31, 2008 and 2007. Of the $33.2 million committed short-term loan agreements, $10.8 million is unavailable because it relates to the issuance of third party letters of credit. Interest rates are negotiated at the time of the borrowings.

Long-term debt consists of the following:

Dollars in millions	As of December 31, 2008	2007
Long-term notes with interest payable semi-annually at rates ranging from 2.1% to 2.9%, due in 2009 through 2017	**$32.2**	$30.9
Less current portion	**(6.1)**	(5.3)
	$26.1	$25.6

On July 21, 2005, the Company entered into a Revolving Credit Agreement with National City Bank of the Midwest (National City Bank), US Bank National Association, and such other lending institutions as may from time to time become lenders (the National City Agreement). The National City Agreement was amended on December 20, 2006 to reduce the commitment fee and the interest spread on loans bearing interest at a rate determined by reference to the LIBOR rate. Additionally, our obligations and the guaranty obligations of our subsidiaries are no longer secured by a pledge of the capital stock of certain of our domestic and foreign subsidiaries. The National City Agreement provides for a $200.0 million revolving credit facility and has a term of five years. Interest on borrowings under the National City Agreement will be payable based on the Company's election at LIBOR plus an applicable margin (currently 0.34%) or at a defined prime rate plus an applicable margin (currently 0.00%). The National City Agreement also provides for us to pay various fees, including a commitment fee (currently 0.08%) on the lenders' commitments. The National City Agreement contains covenants typical for credit arrangements of comparable size, such as minimum earnings before interest, taxes, depreciation and amortization and an interest coverage ratio. Our obligations under the National City Agreement are guaranteed by certain of our subsidiaries. We are currently in compliance with all debt covenants.

Long-term debt at December 31, 2008 totaling $32.2 million owed to a bank by our Japanese subsidiary is guaranteed by us and is secured by the land, buildings and machinery and equipment of our Japanese subsidiary. These loans mature in years ranging from 2009 to 2017. Such guarantees would require us to satisfy the loan obligations in the event that the Japanese subsidiary failed to pay such debt in accordance with its stated terms.

We have long-term committed loan agreements of approximately $270.4 million at December 31, 2008, of which $32.2 million is outstanding. Of the $270.4 million committed long-term loan agreements, which expire beginning 2009 and ending 2017, $114.9 million is unavailable because it relates to the issuance of third party letters of credit. We pay commitment fees of up to 0.08 percent on the committed loan agreements.

The aggregate amounts of long-term debt maturing after December 31, 2008 are as follows:

Dollars in millions	
2009	$ 6.1
2010	4.3
2011	3.2
2012	3.2
2013	3.2
Thereafter	12.2
	$32.2

10. STOCKHOLDERS' EQUITY

Preferred Stock

We have 50.0 million authorized shares of $.01 par value preferred stock and no shares issued and outstanding as of December 31, 2008 and 2007. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock.

Common Stock

Holders of our $.01 par value common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the rights of any holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock. The declaration and payment of future dividends on our common stock, if any, will be at the sole discretion of the Board of Directors and is subject to restrictions as contained in the National City Agreement. There were no dividends declared or paid during the years ended December 31, 2008, 2007 and 2006.

On May 16, 2007, our Board of Directors approved a $500.0 million stock repurchase program. On July 22, 2008, an additional $500 million was approved, increasing the size of the program to $1 billion. The stock repurchase program allows MEMC to purchase common stock from time to time on the open market or through privately negotiated transactions using available cash. The specific timing and amount of repurchases will vary based on market conditions and other factors and may be modified, extended or terminated by the Board of Directors at any time. In 2008 and 2007, we repurchased 6.2 million and 1.8 million shares of our common stock at a total cost of $321.0 million and $111.2 million, respectively. From inception through December 31, 2008, we have repurchased 8.0 million shares at a total cost of $432.2 million.

Stock-Based Compensation

We have equity incentive plans that provide for the award of non-qualified stock options, restricted stock, performance shares, and restricted stock units to employees, non-employee directors, and consultants. We issue new shares to satisfy stock option exercises. As of December 31, 2008, there were 11.5 million shares authorized for future grant under these plans. Options to employees are generally granted upon hire and annually or semi-annually, usually with four-year ratable vesting, although certain grants have three, four or five-year cliff vesting. No option has a term of more than 10 years. The exercise price of stock options granted has historically equaled the market price on the date of the grant. One million options were granted in 2006 with a market condition requiring that, at the end of a four-year term, if MEMC's common stock price outperformed the S&P 500 market index by a specified amount over that four-year period, the options would vest. These options were forfeited during December 2008, resulting in a reversal of related stock option expense recognized in previous periods of approximately $10.5 million for the quarter ended December 31, 2008.

The following table presents information regarding outstanding stock options as of December 31, 2008 and changes during the year then ended with regard to stock options:

	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in millions)	Average Remaining Contractual Life
Beginning of year	8,643,597	$30.72		
Granted	1,017,045	64.72		
Exercised	(1,336,244)	14.89		
Forfeited	(2,846,793)	32.82		
Expired	(173,822)	25.16		
End of year	5,303,783	$40.29	$3.7	8 years
Options exercisable at year-end	1,769,289	$26.53	$3.3	7 years

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised was $72.7 million, $159.9 million and $46.0 million in 2008, 2007 and 2006, respectively. Cash received from option exercises under our option plans was $19.9 million, $44.2 million and $17.1 million and the actual tax benefit realized for the tax deductions from option exercises was $22.7 million, $40.3 million and $14.8 million for 2008, 2007 and 2006, respectively.

Our weighted-average assumptions are as follows:

	Black-Scholes		
	2008	2007	2006
Risk-free interest rate	**2.5%**	4.6%	4.7%
Expected stock price volatility	**50.9%**	50.5%	64.9%
Expected term until exercise (years)	**4**	4	4
Expected dividends	**0.0%**	0.0%	0.0%

The weighted-average grant-date fair value per share of options granted was $27.81, $25.34 and $18.47 for 2008, 2007 and 2006, respectively. As of December 31, 2008, $42.4 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.5 years.

Restricted stock units represent the right to receive a share of MEMC stock at a designated time in the future, provided the stock unit is vested at the time. Restricted stock units granted to non-employee directors generally vest over a two-year period from the grant date. Restricted stock units granted to employees usually have three, four or five year cliff vesting, or four-year ratable vesting and certain grants are subject to performance conditions established at the time of grant. Recipients of restricted stock units do not pay any cash consideration for the restricted stock units or the underlying shares, and do not have the right to vote or have any other rights of a shareholder until such time as the underlying shares of stock are distributed.

The following table presents information regarding outstanding restricted stock units as of December 31, 2008 and changes during the year then ended:

	Restricted Stock Units	Aggregate Intrinsic Value (in millions)	Average Remaining Contractual Life
Beginning of year	226,038		
Granted	315,514		
Converted	(26,063)		
Forfeited	(47,600)		
End of year	467,889	$6.7	3 years

At December 31, 2008, there were no restricted stock units which were convertible. As of December 31, 2008, $9.7 million of total unrecognized compensation cost related to restricted stock units is expected to be recognized over a weighted-average period of approximately 3.0 years. The weighted-average fair value of restricted stock units on the date of grant was $63.53, $48.91 and $39.95 in 2008, 2007 and 2006, respectively. We recorded compensation expense related to restricted stock units of $5.0 million, $1.3 million and $0.6 million in 2008, 2007 and 2006, respectively.

For the years ended December 31, 2008, 2007 and 2006, we recognized $19.0 million, $40.0 million and $10.5 million of excess tax benefits from share-based payment arrangements as a cash inflow in financing activities and an operating outflow for income taxes payable.

Stock-based compensation expense recorded for the years ended December 31 was allocated as follows:

Dollars in millions	**2008**	2007	2006
Cost of goods sold	**$ 6.0**	$ 4.7	$ 4.3
Marketing and administration	**19.4**	25.1	13.1
Research and development	**2.9**	1.4	1.4
Stock-based employee compensation before related tax effects	**28.3**	31.2	18.8
Less: Income tax benefit	**10.1**	11.1	6.9
Total stock-based compensation expense, net of related tax effects	**$18.2**	$20.1	$11.9

The amount of stock-based compensation cost capitalized into inventory at December 31, 2008 and 2007 was $0.3 million and $0.1 million.

Warrants

In November 2001, TPG acquired a beneficial ownership of approximately 72% of the outstanding stock of MEMC. Pursuant to the 2001 TPG Restructuring Agreement, TPG received warrants to purchase 16.7 million shares of our common stock. We recorded the warrants at their aggregate fair market value of less than one dollar. The warrants were exercisable at an exercise price of $3.00 per share of common stock. In 2005, TPG exercised 10.0 million warrants on a cashless basis, resulting in the retirement of 2.0 million additional warrants held by TPG which were used as payment for the exercise price. In 2007, all remaining warrants to purchase our common stock were exercised on a cashless basis, resulting in the issuance of approximately 4.5 million shares of our common stock.

11. INCOME PER SHARE

In 2008, 2007 and 2006, basic and diluted earnings per share (EPS) were calculated as follows:

	2008		2007		2006	
In millions, except per share amounts	**Basic**	**Diluted**	Basic	Diluted	Basic	Diluted
EPS numerator:						
Net income allocable to common stockholders	**$387.4**	**$387.4**	$826.2	$826.2	$369.3	$369.3
EPS denominator:						
Weighted-average shares outstanding	**226.9**	**226.9**	225.6	225.6	222.1	222.1
Stock options and restricted stock units	—	**1.7**	—	3.1	—	3.3
Warrants	—	—	—	3.6	—	4.3
Total shares	**226.9**	**228.6**	225.6	232.3	222.1	229.7
Earnings per share	**$ 1.71**	**$ 1.69**	$ 3.66	$ 3.56	$ 1.66	$ 1.61

In 2008, 2007, and 2006, options and restricted stock units to purchase 3.5 million, 1.0 million and 1.9 million shares, respectively, of MEMC stock were excluded from the calculation of diluted EPS because the effect was antidilutive.

12. INCOME TAXES

Income before income tax expense and minority interests consists of the following:

Dollars in millions	For the year ended December 31, 2008	2007	2006
U.S.	**$215.9**	$ 465.5	$321.9
Foreign	**369.1**	646.3	268.6
	$585.0	$1,111.8	$590.5

Income tax expense (benefit) consists of the following:

Dollars in millions	Current	Deferred	Total
Year ended December 31, 2008:			
U.S. federal	**$ 45.5**	**$ 44.0**	**$ 89.5**
State and local	**(2.3)**	**1.0**	**(1.3)**
Foreign	**100.4**	**6.8**	**107.2**
	$143.6	**$51.8**	**$195.4**
Year ended December 31, 2007:			
U.S. federal	$150.9	$ 2.7	$153.6
State and local	(0.6)	0.7	0.1
Foreign	113.6	14.9	128.5
	$263.9	$18.3	$282.2
Year ended December 31, 2006:			
U.S. federal	$ 84.7	$28.0	$112.7
State and local	5.8	1.9	7.7
Foreign	80.5	13.9	94.4
	$171.0	$43.8	$214.8

Effective Tax Rate. Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes, equity in loss of joint venture and minority interests as a result of the following:

	For the year ended December 31, 2008	2007	2006
Income tax at federal statutory rate	**35.0%**	35.0%	35.0%
Increase (reduction) in income taxes:			
Effect of foreign operations and repatriation	**2.1**	(8.4)	(0.2)
State income taxes, net of federal benefit	**0.4**	0.5	0.9
Settlements with taxing authorities	**(3.7)**	—	—
Other, net	**(0.4)**	(1.7)	0.7
Effective tax rate	**33.4%**	25.4%	36.4%

The "Effect of foreign operations and repatriation" includes the net reduced taxation of foreign profits from combining jurisdictions with rates above and below the U.S. federal statutory rate and the impact of withholding taxes. For 2008, the net increase is a result of the non-taxable loss for the mark-to-market adjustment associated with the Suntech warrant. The 2007 amount includes a benefit of $23.4 million associated with the U.S. foreign tax credit offset by an increase in expense of $29.1 million related to dividends and foreign withholding taxes. Additionally, a benefit of $77.3 million was recognized in relation to a non-taxable gain on warrant income. The 2006 amount includes a benefit of $16.9 million associated with the U.S. foreign tax credit offset by an increase in expense of $15.8 million related to dividends and foreign withholding taxes.

Certain of our Asian subsidiaries have been granted a concessionary tax rate of between 0% and 10% on all qualifying income for a five year period based on investments in certain machinery and equipment and other development and expansion activities, resulting in a tax benefit for 2008 of approximately $37.0 million. Under the awards, the income tax rate for qualifying income will be taxed at an incentive tax rate lower than the corporate tax rate. The last of these incentives will expire in 2012.

Uncertain Tax Positions. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet the recognition and measurement standards outlined in FIN 48. As a result of the adoption of FIN 48 on January 1, 2007, we recorded an increase in retained earnings and a decrease in other long-term liabilities of $0.5 million for uncertain tax positions. The total amount of unrecognized tax benefits, net of federal, state and local deductions, at the date of adoption was $49.2 million, all of which would favorably affect our effective tax rate if recognized. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. At December 31, 2008 and 2007, we had $55.9 million and $95.7 million, respectively, of unrecognized tax benefits, net of federal, state and local deductions, associated with open tax years for which we are subject to audit in various federal, state and foreign jurisdictions. All of our unrecognized tax benefits at December 31, 2008 and 2007 would favorably affect our effective tax rate if recognized. The change to the reserve in 2008 is due to a decrease in the reserve of $44.0 million including related interest, reducing income tax expense by $29.5 million and increasing income taxes payable by $14.5 million, due to the closure of the Internal Revenue Service examination in the United States of the 2004 and 2005 audit years, as well as earnings generated by foreign subsidiaries whose earnings are being permanently reinvested and taxed at lower rates. The change to the reserve during 2007 was related to the deductibility of interest on senior subordinated notes stemming from the partial acquisition of common shares by TPG and subsequent debt restructuring, refinements of our positions related to the TPG acquisition from 2001 and other worldwide tax items. The entire amount would favorably affect our effective tax rate if recognized. We are subject to examination in various jurisdictions for the 2002 through 2007 tax years.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	For the year ended December 31,	
Dollars in millions	**2008**	2007
Beginning of year	**$ 97.1**	$51.0
Additions based on tax positions related to the current year	**0.3**	1.0
(Reductions) additions for tax positions of prior years	**(0.4)**	45.1
Reductions related to settlements with taxing authorities	**(44.0)**	—
End of year	**$ 53.0**	$97.1

The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. During the years ended December 31, 2008 and 2007 we recognized approximately $2.2 million and $3.2 million, respectively, in interest and penalties and had approximately $2.7 million and $3.7 million accrued at December 31, 2008 and 2007, respectively, for the payment of interest and penalties.

Deferred Taxes. The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,	
Dollars in millions	**2008**	2007
Deferred tax assets:		
Inventories	**$ 5.1**	$ 1.6
Expense accruals	**17.6**	21.3
Property, plant and equipment	**23.0**	51.3
Pension, medical and other employee benefits	**11.7**	17.0
Net operating loss carryforwards—state and foreign	**2.3**	3.3
Capitalized R&D	**6.8**	7.5
Other	**4.4**	0.1
Total deferred tax assets	**70.9**	102.1
Deferred tax liabilities:		
Other	**(0.2)**	(0.8)
Total deferred tax liabilities	**(0.2)**	(0.8)
Net deferred tax assets	**$70.7**	$101.3

Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the Consolidated Balance Sheets:

	As of December 31,	
Dollars in millions	**2008**	2007
Current deferred tax assets, net (recorded in prepaids and other current assets)	**$ 1.0**	$ 12.0
Non-current deferred tax assets, net	**69.7**	89.3
	$70.7	$101.3

At December 31, 2008 and 2007, the Company had a $2.3 million and $3.3 million deferred tax asset for state income tax loss and credit carryforwards. These carryforwards are scheduled to expire in 2026 if unused.

Federal and state income taxes have not been provided on accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $933.4 million and $945.8 million at December 31, 2008 and 2007, respectively, because such earnings have been permanently reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to our undistributed earnings is not practicable.

13. EMPLOYEE-RELATED LIABILITIES

Pension and Other Post-Employment Benefit Plans

Prior to January 2, 2002, our defined benefit pension plan covered most U.S. employees. Benefits for this plan were based on years of service and qualifying compensation during the final years of employment. Effective January 2, 2002, we amended our defined benefit plan to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants will be added to the plan.

We also have a non-qualified plan under the Employee Retirement Income Security Act of 1974. This plan provides benefits in addition to the defined benefit plan. Eligibility for participation in this plan requires coverage under the defined benefit plan and other specific circumstances. The non-qualified plan has also been amended to discontinue future benefit accruals.

Prior to January 1, 2002, our health care plan provided postretirement medical benefits to full-time U.S. employees who met minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Effective January 1, 2002, we amended our health care plan to discontinue eligibility for postretirement medical benefits for certain participants. In addition, effective January 2, 2002, no new participants will be eligible for postretirement medical benefits under the plan. During 2006, a negative plan amendment was recorded related to the clarification of contributions to be paid by MEMC, resulting in the recording of approximately $11.6 million of unrecognized prior service credit. This credit will be amortized to income using the straight-line method over the remaining life expectancy of those participants.

We adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158") as of December 31, 2006, except for the change in measurement date provisions, which was adopted as of December 31, 2008. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. As a result of the adoption of the recognition provisions of SFAS 158 as of December 31, 2006, we reclassified $10.3 million from accrued liabilities to pension and post-employment liabilities because we had pension assets exceeding the expected beneficiary payments in 2007. In addition, we reclassified $11.5 million of unrecognized prior service credit and net unrealized gains from the pension and post-employment liabilities to accumulated other comprehensive income, which reduced our recorded liabilities. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This requirement was effective and adopted as of December 31, 2008. As a result of the adoption, we recorded an adjustment to the 2008 beginning retained earnings of $0.8 million.

Net periodic benefit cost consists of the following:

	Year ended December 31,					
	Pension Plans			Health Care and Other Plans		
Dollars in millions	**2008**	2007	2006	**2008**	2007	2006
Service cost	**$ 3.0**	$ 3.3	$ 3.5	**$ 0.1**	$ 0.1	$ 0.3
Interest cost	**10.5**	9.8	9.4	**1.6**	1.6	2.3
Expected return on plan assets	**(12.6)**	(9.4)	(8.5)	**—**	—	—
Amortization of prior service cost	**—**	—	—	**(0.5)**	(0.5)	—
Net actuarial loss (gain)	**0.7**	1.8	2.1	**(1.4)**	(0.9)	(0.6)
Settlement and curtailment charges	**—**	0.1	—	**—**	—	—
Net periodic benefit cost	**$ 1.6**	$ 5.6	$ 6.5	**$(0.2)**	$ 0.3	$ 2.0

To determine pension and other postretirement and post-employment benefit measurements for the plans, we used a measurement date of September 30 in 2007 and 2006 and as a result of the adoption of the SFAS 158 measurement date provision, a measurement date of December 31 was used in 2008. Net periodic benefit cost above reflects a twelve month period and does not include adjustments to the 2008 beginning retained earnings of $0.7 million and $0.1 million for the pension and post-employment plans, respectively, related to the adoption of SFAS 158.

The following is a table of actuarial assumptions used to determine the net periodic benefit cost:

	Year ended December 31,					
	Pension Plans			Health Care and Other Plans		
	2008	2007	2006	**2008**	2007	2006
Weighted-average assumptions:						
Discount rate	**6.39%**	5.75%	5.50%	**6.00%**	5.75%	5.50%
Expected return on plan assets	**8.30%**	8.00%	8.00%	**NA**	NA	NA
Rate of compensation increase	**3.75%**	3.75%	4.00%	**3.75%**	3.75%	4.00%
Current medical cost trend rate	**NA**	NA	NA	**8.00%**	7.25%	7.25%
Ultimate medical cost trend rate	**NA**	NA	NA	**5.75%**	5.25%	5.25%
Year the rate reaches ultimate trend rate	**NA**	NA	NA	**2014**	2009	2008

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

	Year ended December 31,			
	Pension Plans		Health Care and Other Plans	
Dollars in millions	**2008**	2007	**2008**	2007
Change in benefit obligation:				
Benefit obligation at beginning of year	**$173.9**	$180.4	**$ 28.7**	$ 29.0
Service cost	**3.8**	3.3	**0.1**	0.1
Interest cost	**13.0**	9.8	**2.0**	1.7
Plan participants' contributions	—	—	**1.5**	2.5
Actuarial (gain) loss	**4.4**	(7.4)	**(2.4)**	1.1
Gross benefits paid	**(17.7)**	(12.6)	**(3.9)**	(5.7)
Settlements	—	(0.2)	—	—
Currency exchange loss	**1.9**	0.6	—	—
Benefit obligation at end of year	**$179.3**	$173.9	**$ 26.0**	$ 28.7
Change in plan assets:				
Fair value of plan assets at beginning of year	**$137.1**	$119.2	**$ —**	$ —
Actual return on plan assets	**(31.2)**	17.8	—	—
Employer contributions	**73.9**	12.9	**2.4**	3.2
Plan participants' contributions	—	—	**1.5**	2.5
Gross benefits paid	**(17.7)**	(12.6)	**(3.9)**	(5.7)
Settlements	—	(0.2)	—	—
Currency exchange loss	**(0.1)**	—	—	—
Fair value of plan assets at end of year	**$162.0**	$137.1	**$ —**	$ —
Net unfunded status	**$ (17.3)**	$ (36.8)	**$(26.0)**	$(28.7)
Contributions after measurement date	—	0.4	—	0.8
Net amount recognized	**$ (17.3)**	$ (36.4)	**$(26.0)**	$(27.9)
Amounts recognized in statement of financial position:				
Long-term assets	**$ 6.0**	$ —	**$ —**	$ —
Accrued liabilities, current	**(0.8)**	(0.8)	**(2.2)**	(2.9)
Pension and post-employment liabilities	**(22.5)**	(35.6)	**(23.8)**	(25.0)
Net amount recognized	**$ (17.3)**	$ (36.4)	**$(26.0)**	$(27.9)

Amounts recognized in accumulated other comprehensive income (before tax):

	Pension Plans		Health Care and Other Plans	
Year ended December 31,	**2008**	2007	**2008**	2007
Dollars in millions				
Net actuarial loss (gain)	**$68.9**	$18.8	**$ (6.4)**	$ (5.5)
Prior service (credit) cost	—	—	**(10.4)**	(11.1)
Net amount recognized	**$68.9**	$18.8	**$(16.8)**	$(16.6)

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2009 are as follows:

Dollars in millions	Pension Plans	Health Care and Other Plans
Actuarial loss (gain)	$5.1	$(1.8)
Prior service (credit) cost	—	(0.5)
	$5.1	$(2.3)

The following is a table of the actuarial assumptions used to determine the benefit obligation:

	Year ended December 31,			
	Pension Plans		Health Care and Other Plans	
	2008	2007	**2008**	2007
Weighted-average assumptions:				
Discount rate	**6.32%**	6.15%	**6.20%**	6.00%
Rate of compensation increase	**3.75%**	3.75%	**3.75%**	3.75%
Current medical cost trend rate	**NA**	NA	**NA**	8.00%
Ultimate medical cost trend rate	**NA**	NA	**NA**	5.00%
Year the rate reaches ultimate trend rate	**NA**	NA	**NA**	2013

The composition of our plans and age of our participants are such that, as of December 31, 2008, the medical cost trend rate no longer had an effect on the valuation of our health care plans.

Pension plan assets are invested primarily in marketable securities, including common stocks, bonds and interest-bearing deposits. The weighted-average allocation of pension benefit plan assets at December 31, 2008 and September 30, 2007 was:

	2008	Actual Allocation	
Asset Category	Target Allocation	**2008**	2007
Equity securities	50–70%	**52%**	65%
Fixed income securities	35–55%	**48%**	31%
All other	0–10%	**—**	4%
Total		**100%**	100%

The investment objectives of our pension plan assets are as follows:

- To achieve a favorable relative return as compared with inflation;
- To achieve an above average total rate of return relative to capital markets;
- Preservation of capital through a broad diversification among asset classes which react, as nearly as possible, independently to varying economic and market circumstances; and
- Long-term growth, with a degree of emphasis on stable growth, rather than short-term capital gains.

Our pension expense and pension liability are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets to estimate our pension costs and obligations. We determine the expected return on plan assets based on our pension plans' intended long-term asset mix. The expected investment return assumption used for the pension plans reflects what the plans can reasonably expect to earn over a long-term period considering plan target allocations. The expected return includes an inflation assumption and adds real returns for the asset mix and a premium for active management, and subtracts expenses. While the assumed expected rate of return on plan assets in 2008 was 8.3%, the actual return experienced in our pension plan assets in the comparable period in 2008 was a loss of 17.7%. We consult with the plans' actuaries to determine a discount rate assumption for pension and other postretirement and post-employment plans that reflects the characteristics of our plans, including expected cash outflows from our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve.

Our pension obligations are funded in accordance with provisions of Federal law. Contributions to our pension and post-employment plans in 2008 totaled $73.9 million and $2.4 million, respectively. During 2008, we made a $63.5 million contribution to our U.S. pension plan in excess of our minimum funding requirements, which put the plan in an overfunded status. Amounts previously recorded to Pension and post employment liabilities related to the U.S. pension plan were reduced to zero and the overfunded status of $6.0 million at December 31, 2008 was recorded to Other assets—long-term. Our foreign pension plans and health care and other plans continue to maintain an unfunded status as of December 31, 2008 and are recorded in Pension and post-employment liabilities. Except for our U.S. pension plan at the end of 2008, the accumulated benefit obligation for each of our plans exceeded the fair value of plan assets in both 2007 and 2008. As of December 31, 2008, the accumulated benefit obligation for our U.S. pension plan was $148.5 million and the fair value of plan assets was $158.9 million. We expect contributions to our pension and post-employment plans in 2009 to be approximately $1.1 million and $2.2 million, respectively.The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets were as follows:

	Pension Plans	
Dollars in millions	**2008**	2007
Projected benefit obligation, end of year	**$179.3**	$173.9
Accumulated benefit obligation, end of year	**$167.5**	$163.4
Fair value of plan assets, end of year	**$162.0**	$137.1

We estimate that the future benefits payable for the pension and other postretirement plans are as follows:

Dollars in millions	Pension Plans	Health Care and Other Plans
2009	$11.0	$2.2
2010	11.7	2.1
2011	12.3	2.0
2012	13.2	2.0
2013	14.6	2.0
2014–2018	78.9	9.5

Defined Contribution Plans

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees, and a defined contribution plan in Taiwan covering most salaried and hourly employees of our Taiwan subsidiary. Our costs included in our statements of income totaled $5.7 million, $5.6 million and $5.4 million for 2008, 2007 and 2006, respectively.

Other Employee-Related Liabilities

Employees of our subsidiaries in Italy and Korea are covered by an end of service entitlement that provides payment upon termination of employment. Contributions to these plans are based on statutory requirements and are not actuarially determined. The accrued liability was $28.8 million at December 31, 2008 and $35.1 million at December 31, 2007, and is included in other long-term liabilities and accrued wages and salaries on our balance sheet. The accrued liability is based on the vested benefits to which the employee is entitled assuming employee termination at the measurement date.

14. COMMITMENTS AND CONTINGENCIES

Leases and Purchase Obligations

We lease buildings, equipment and automobiles under operating leases. Rental expense was $5.7 million, $5.2 million and $5.3 million in 2008, 2007 and 2006, respectively. The total future commitment under operating leases as of December 31, 2008 was $13.4 million, of which $12.7 million is noncancellable. Our operating lease obligations as of December 31, 2008 were as follows:

	Payments Due By Period						
Dollars in millions	Total	2009	2010	2011	2012	2013	Thereafter
Operating leases	$13.4	$3.6	$2.5	$2.0	$1.6	$1.6	$2.1

We maintain a long-term agreement with a supplier in connection with the purchase of certain raw materials. Our minimum required annual purchase under this agreement was $45.3 million in 2008 and is $48.6 million in each of the years from 2009 through 2018. During 2008 a $13.7 million charge was recorded to cost of goods sold related to the estimated shortfall to our annual purchase obligation associated with a take or pay agreement for raw material supply to our Pasadena facility.

Indemnification

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations and we do not have any pending indemnification claims as of December 31, 2008.

Legal Proceedings

We are involved in various legal proceedings which arise in the ordinary course of business. Although it is not possible to predict the outcome of these matters, we believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, cash flows or results of operations. In April 2008, we reached net favorable settlements in certain outstanding legal proceedings resulting in an increase to operating income of approximately $4.3 million for the year.

S.O.I.TEC Silicon on Insulator Technologies S.A. vs. MEMC Electronic Materials, Inc.

On May 19, 2008, Soitec and Commissariat A L'Energie Atomique ("CEA") filed a complaint for patent infringement against MEMC in the U.S. District Court for the District of Delaware (Civil Action No. 08-292) alleging infringement, including willful infringement, by MEMC of three U.S. patents related to silicon-on-insulator (SOI) technology, and requested damages and an injunction preventing further infringement of the three patents listed in Soitec's complaint. On July 9, 2008, MEMC filed a motion to dismiss the complaint, or in the alternative, for a more definite statement. On February 20, 2009, the district court denied our motion to dismiss, and as a result, our answer is due in early March 2009. Although the case is still in the initial pleading stage, we believe that Soitec's suit against us alleging infringement of the three patents named in the complaint has no merit, and we are asserting a vigorous defense against these claims. We do not believe that this case, should it be decided against MEMC, in whole or in part, will have a material adverse effect on us. Due to uncertainty regarding the litigation process, the outcome of these matters are unpredictable and the results of these cases could be unfavorable for MEMC.

Semi-Materials Co., Ltd. vs. MEMC Electronic Materials, Inc. and MEMC Pasadena, Inc.

On September 28, 2006, Semi-Materials Co., Ltd. ("Semi-Materials") filed a complaint against MEMC in the U.S. District Court for the Eastern District of Missouri (Case No. 4:06-CV-01426-FRB) alleging breach of contract, unjust enrichment, fraud, and conversion, and seeking specific performance, all related to a series of purchase orders for chunk polysilicon and polysilicon solar ingot. MEMC filed its answer in the case in December 2006. On MEMC's motion, the Court dismissed Semi-Materials' conversion claim.

The parties entered into settlement discussions for this case in November 2007 and December 2007. Semi-Materials claims that a binding settlement was reached as a result of those late 2007 discussions. MEMC denies Semi-Materials' allegation that a binding settlement was reached. In January 2008, Semi-Materials moved the trial court to enforce the alleged settlement terms. On March 17, 2008, the trial court sustained Semi-Materials' motion and found that binding settlement terms had been reached as a result of the late 2007 negotiations between Semi-Materials and MEMC. This decision was immediately appealed by MEMC to the United States Court of Appeals for the Eighth Circuit, and enforcement of the trial court's order was stayed pending that appeal. The Eighth Circuit heard oral argument on September 26, 2008. Just prior to the September 26 oral argument, Semi-Materials informed MEMC and the Eighth Circuit that Semi-Materials no longer sought enforcement of the alleged settlement agreement (although Semi-Materials still claims that a binding settlement was reached in late 2007). Semi-Materials instead now requests that the Eighth Circuit vacate the trial court's March 2008 order enforcing the alleged settlement agreement and remand the case back to the trial court for further proceedings. As of February 24, 2009, the Eighth Circuit had not issued a decision in the appeal.

On March 31, 2008, Semi-Materials and its affiliate SMC Shanghai ("SMC") filed two additional lawsuits against MEMC, one in the United States District Court for the Southern District of Texas (Case No. 4:08-CV-00991) (the "Texas Action") and another in the United States District Court for the Eastern District of Missouri (Case No. 4:08-CV-00434-JCH) (the "Missouri Action"). In both cases, SMC alleges that: (i) MEMC Pasadena, Inc. ("MEMC Pasadena") breached an agreement with SMC for SMC to act as MEMC's exclusive sales agent in China; (ii) MEMC Pasadena breached an agreement with Semi-Materials for Semi-Materials to act as MEMC Pasadena's exclusive sales agent in Korea; (iii) MEMC tortiously interfered with the purported sales agency agreements between MEMC Pasadena and SMC and Semi-Materials; and (iv) MEMC tortiously interfered with a separate sales agency agreement Semi-Materials claims existed with an unrelated party. In the Missouri Action, Semi-Materials also claims that MEMC tortiously interfered with an expectancy for an on-going business relationship Semi-Materials claims existed with the unrelated party.

No discovery has been undertaken in the Texas Action, and it has been stayed pending resolution of the appeal in the first case. Discovery is ongoing in the Missouri Action.

We do not believe that the Semi-Materials cases, should they ultimately be decided against MEMC, in whole or in part, will have a material adverse effect on us. Due to uncertainty regarding the litigation process, the outcome of these matters are unpredictable and the results of these cases could be unfavorable for MEMC.

Minneapolis Firefighters' Relief Association v. MEMC Electronic Materials, Inc., et al.
On September 26, 2008, a putative class action lawsuit was filed in the U.S. District Court for the Eastern District of Missouri by plaintiff Minneapolis Firefighters' Relief Association asserting claims against MEMC and Nabeel Gareeb, MEMC's former Chief Executive Officer. On October 10, 2008, a substantially similar putative class action lawsuit was filed by plaintiff Donald Jameson against MEMC, Mr. Gareeb and Ken Hannah, MEMC's Chief Financial Officer. These cases purportedly are brought on behalf of all persons who acquired shares of MEMC's common stock between June 13, 2008 and July 23, 2008, inclusive (the "Class Period"). Both complaints allege that, during the Class Period, MEMC failed to disclose certain material facts regarding MEMC's operations and performance, which had the effect of artificially inflating MEMC's stock price in violation of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). Plaintiffs further allege that Messrs. Gareeb and Hannah are subject to liability under Section 20(a) of the Act as control persons of MEMC. Plaintiffs seek certification of the putative class, unspecified compensatory damages, interest, and costs, as well as ancillary relief. On December 12, 2008, these actions were consolidated, and the Court appointed Mahendra A. Patel as lead plaintiff. Plaintiff filed a consolidated amended complaint on February 23, 2009. Defendants must answer or move to dismiss by April 10, 2009.

Brian Larkowski v. John Marren, et al.
On November 4, 2008, Brian Larkowski, a purported shareholder of MEMC, filed a derivative action in the Circuit Court of St. Charles County, Missouri against defendants John Marren, Peter Blackmore, Nabeel Gareeb, Marshall Turner, Robert J. Boehlke, C. Douglas Marsh, William E. Stevens, James B. Williams, and Michael McNamara (collectively "Individual Defendants") and MEMC as a nominal defendant. Each individual defendant is a current or former officer and/or director of MEMC. The lawsuit alleges breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment, based on allegations of conduct similar to that alleged in the putative class action lawsuit described above. On December 19, 2008, the Court entered a stipulated order staying the derivative action pending resolution of any motions to dismiss in the putative class action.

On January 30, 2009, a second putative derivative plaintiff served a demand letter on the Company's Board of Directors requesting that it investigate factual allegations similar to those underlying the *Larkowski* derivative action.

Jerry Jones v. MEMC Electronic Materials, Inc., et al.
On December 26, 2008, a putative class action lawsuit was filed in the U.S. District Court for the Eastern District of Missouri by plaintiff, Jerry Jones, purportedly on behalf of all participants in and beneficiaries of MEMC's 401(k) Savings Plan (the "Plan") between September 4, 2007 and December 26, 2008, inclusive (the "Class Period"). The complaint asserts claims against MEMC and certain of its directors, employees and/or other unnamed fiduciaries of the Plan. The complaint alleges that the defendants breached certain fiduciary duties owed under the Employee Retirement Income Security Act ("ERISA"), generally asserting that the defendants failed to make full disclosure of the risks to the Plan's participants of investing in MEMC's stock, to the detriment of the Plan's participants and beneficiaries, and that Company's stock should not have been made available as an

investment alternative for the Plan's participants. The misstatements alleged in the complaint significantly overlap with the misstatements alleged in the federal securities class action described above. The complaint seeks unspecified monetary damages, including losses the participants and beneficiaries of the Plan allegedly experienced due to their investment through the Plan in MEMC's stock, equitable relief and an award of attorney's fees.

MEMC believes these actions are without merit and we will assert a vigorous defense. Due to the inherent uncertainties of litigation, we cannot predict the ultimate outcome or resolution of the foregoing proceedings or estimate the amounts of, or potential range of, loss with respect to these proceedings. An unfavorable outcome could have a material adverse impact on our business, results of operations and financial condition. We have indemnification agreements with each of our present and former directors and officers, under which we are generally required to indemnify each such director or officer against expenses, including attorney's fees, judgments, fines and settlements, arising from actions such as the lawsuits described above (subject to certain exceptions, as described in the indemnification agreements).

15. GEOGRAPHIC SEGMENTS

We are engaged in one reportable segment — the design, manufacture and sale of silicon wafers.

Geographic financial information is as follows:

Net Sales to Customers:

Dollars in millions	2008	2007	2006
United States	**$ 489.0**	$ 462.0	$ 521.3
Foreign	**1,515.5**	1,459.8	1,019.3
Total	**$2,004.5**	$1,921.8	$1,540.6

Foreign revenues were derived from sales to the following countries:

Dollars in millions	2008	2007	2006
China	**$ 371.8**	$ 405.0	$ 218.1
Japan	**47.5**	94.5	74.7
Korea	**279.3**	299.7	188.1
Taiwan	**505.4**	324.9	273.4
Other foreign countries	**311.5**	335.7	265.0
Total	**$1,515.5**	$1,459.8	$1,019.3

Net sales are attributed to countries based on the location of the customer.

Our net sales attributable to polysilicon for the years ended December 31, 2008, 2007 and 2006 were 18.6%, 22.5% and 18.5% as a percent of total sales, respectively.

Long-Lived Assets, Net of Accumulated Depreciation:

Dollars in millions	2008	2007
United States	**$ 416.2**	$ 351.9
Japan	**202.6**	162.1
Taiwan	**272.7**	225.5
Italy	**135.4**	73.4
Other foreign countries	**87.4**	76.8
Total	**$1,114.3**	$889.7

16. SUBSEQUENT EVENTS

In late February 2009, we revised our estimate for the allowance for doubtful accounts as of December 31, 2008 due to the increased visibility in 2009 of adverse macroeconomic conditions existing as of December 31, 2008. Taking into account that two semiconductor wafer customers filed for bankruptcy protection during late January 2009 and early February 2009, we performed additional analysis of our at risk receivables as of December 31, 2008. Accordingly, we have increased our allowance for doubtful accounts and recorded additional bad debt expense of $4.5 million during the quarter ended December 31, 2008.

During February 2009, we amended two of our long-term solar wafer agreements. The aggregate revenues under the agreements for sales in 2009 and aggregate revenues for sales over the remaining term of the contracts remain unchanged, but volume increases and price reductions for 2009 have been effectuated. There were no changes to the requirements for security deposits or letters of credit other than to extend the time to comply fully with the 2009 letter of credit requirement for one of the agreements. The amendments did not have an impact on our 2008 consolidated results of operations and financial condition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MEMC Electronic Materials, Inc.:

We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, MEMC Electronic Materials, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

As discussed in Note 13 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* effective December 31, 2006, and the measurement date provisions as of December 31, 2008.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standard No. 109,* effective January 1, 2007 and SFAS No. 157, *Fair Value Measurements,* as of January 1, 2008.

KPMG LLP

St. Louis, Missouri
February 27, 2009

CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

We carried out an evaluation as of December 31, 2008, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2008.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2008, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on management's assessment utilizing these criteria, we believe that, as of December 31, 2008, our internal control over financial reporting was effective.

(c) Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the most recently completed fiscal quarter and year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Peter Blackmore [2, 3]
President and Chief Executive Officer, UTStarcom

Robert Boehlke [1, 2, 3]
Former Executive Vice President and Chief Financial Officer of KLA-Tencor

Ahmad Chatila
President and Chief Executive Officer

John Marren
Chairman of the Board of MEMC and Partner, Texas Pacific Group

C. Douglas Marsh [1, 2]
Former Vice President business integration & U.S. institutional investor relations, ASM Lithography, Inc.

Mike McNamara [1]
Chief Executive Officer of Flextronics International Ltd.

William Stevens [1, 3]
Chairman, BBI Group, Inc.

Marshall Turner
Interim Chief Executive Officer of MEMC Former Chief Executive Officer of Toppan Photomasks

James B. Williams [2]
Partner, Texas Pacific Group

OFFICERS

Mignon Cabrera
Senior VP, Human Resources

Ahmad Chatila
President and Chief Executive Officer

Mike Cheles
Vice President, Information Technology and Chief Information Officer

Ken Hannah
Senior VP and Chief Financial Officer

John Kauffmann
Senior VP, Sales, Customer Service, and Marketing

Brad Kohn
Vice President, General Counsel and Corporate Secretary

Dr. Shaker Sadasivam
Senior VP, Research and Development

Marshall Turner
Interim Chief Executive Officer

Board Committees:
(1) Audit
(2) Compensation
(3) Nominating and Corporate Governance

RECONCILIATION OF GAAP EPS TO NON-GAAP EPS

	2008	2007	2006	2005	2004	2003
GAAP	**$1.69**	$3.56	$1.61	$1.10	$1.02	$0.53
Cash tax difference	**0.48**	0.49	0.45	(0.15)	(0.28)	0.10
Non-GAAP	**$2.17**	$4.05	$2.06	$0.95	$0.74	$0.63
Loss (gain) on warrants at cash tax rate	**1.08**	(0.80)	(0.07)	–	–	–
Non-GAAP excluding warrants	**$3.25**	$3.25	$1.99	$0.95	$0.74	$0.63

*Our estimated cash tax rate is the estimated tax payable on our tax returns as a percentage of estimated annual pre-tax book income. The annual cash tax rate is estimated quarterly by reference to book taxable income and then taking into account temporary book/tax differences and any tax basis items reflected on our annual tax returns. The company uses an estimated cash tax rate to adjust for the historical variation in the effective book tax rate associated with the reversal of valuation allowances, foreign tax credits and loss carry-forwards that are not tied to actual operating results, because the company believes that the cash tax rate provides a more transparent view of the company's operating results.

STOCKHOLDER AND COMPANY INFORMATION

CORPORATE OFFICE

MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
(636) 474-5000
www.memc.com

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, L.L.C.
2 North LaSalle Street
P.O. Box A3504
Chicago, Illinois 60690-3504
(312) 360-5433
www.computershare.com

STOCKHOLDER INQUIRIES

Inquiries regarding address corrections, lost certificates, changes of registration, stock certificate holdings and other stockholder account matters should be directed to MEMC's transfer agent, Computershare Investor Services, L.L.C., at the address or phone number above.

COMMON STOCK LISTING

MEMC's common stock is traded on the New York Stock Exchange under the symbol "WFR". On December 31, 2008, the Company had 264 stockholders of record.

FORM 10-K

Stockholders may obtain a copy of MEMC's Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2008, filed with the Securities and Exchange Commission, by visiting our website (www.memc.com), writing MEMC's Investor Relations Department or by calling (636) 474-5000.

CERTIFICATIONS

The New York Stock Exchange (NYSE) requires that our Chief Executive Officer file an annual certificate indicating that he is unaware of any violations of the NYSE listing standards. This certification was executed without qualification by our Chief Executive Officer in May 2008 and filed after our 2008 annual meeting of stockholders. In addition, the Chief Executive Officer and Chief Financial Officer filed certifications with the SEC regarding the quality of our public disclosure. These certifications can be found as Exhibits 31.1 and 31.2 to our Form 10-K for the fiscal year ended December 31, 2008.

FINANCIAL INFORMATION

MEMC maintains a home page on the Internet at www.memc.com where we publish information, including earnings releases, other news releases and significant corporate disclosures.

INVESTOR RELATIONS

Analyst and investor inquiries should be directed to:

Bill Michalek
Director, Investor & Media Relations
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
Tel: (636) 474-5000
Fax: (636) 474-5158
Email: invest@memc.com

STOCK PRICE PERFORMANCE GRAPH

The graph at right compares cumulative total stockholder return with the cumulative total return (assuming reinvestment of dividends) of the S&P 500 Index and the S&P 500 Semiconductors Index. The information on the graph covers the period from December 31, 2003 through December 31, 2008. The stock price performance shown on the graph is not necessarily indicative of future stock price performance.

Prepared by Standard and Poor's Compustat 2/23/09



MEMC
S&P 500
S&P 500 Semiconductors
$1000
$ 800
$ 600
$ 400
$ 200
$100
0

	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
MEMC	$100.00	$137.73	$230.46	$406.86	$919.85	$148.44
S&P 500	$100.00	$110.88	$116.33	$134.70	$142.10	$ 89.53
S&P 500 Semiconductors	$100.00	$ 79.11	$ 88.73	$ 80.82	$ 90.50	$ 49.11

MEMC®
TECHNOLOGY IS BUILT ON US

MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
P.O. Box 8
St. Peters, Missouri 63376
(636) 474-5000
www.memc.com

WFR
LISTED
NYSE

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SW-COC-001812
© 1996 Forest Stewardship Council

Rainforest Alliance Certified EST 1987

Printed using 100% wind energy
Supplied by Community Energy

Carbon Neutral

Printed using 100% green renewable wind power and sustainable manufacturing principles on paper that is FSC certified. These practices include socially responsible procurement, lean manufacturing, green chemistry principles, the recycling of residual materials and reduced VOC inks and coatings. This product was produced in a carbon managed environment, with offsets being purchased where carbon could not be eliminated to render it carbon neutral.

END